UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors
July 24, 2014

Promotora de Informaciones, S.A. (Prisa) and Subsidiaries

Interim condensed consolidated Financial Statements and Consolidated Directors' Report for the six-month period ended June 30, 2014, prepared according to International Accounting Standard 34, together with limited review report.

Deloitte.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

REPORT ON LIMITED REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Promotora de Informaciones, S.A. at the request of the Board of Directors:

Report on the interim condensed consolidated financial statements

Introduction

We have performed a limited review of the accompanying interim condensed consolidated financial statements ("the interim financial statements") of Promotora de Informaciones, S.A. ("the Company") and Subsidiaries ("the Group"), which comprise the condensed consolidated balance sheet at June 30, 2014 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flows and explanatory notes thereto for the six-month period then ended. The Company's directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of interim condensed financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of the review

Our limited review was performed in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying certain analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with the audit regulations in force in Spain and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

Conclusion

As a result of our limited review, which under no circumstances may be considered an audit of financial statements, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended June 30, 2014 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, pursuant to Article 12 of Royal Decree 1362/2007, for the preparation of interim condensed financial statements.

Emphasis of matter paragraph

Without affecting our conclusion, we draw attention to explanatory Note 1 to the accompanying interim condensed consolidated financial statements, which indicates that, as a result of the agreement entered into with Telefónica de Contenidos, S.A.U. for the sale of 56% of DTS, Distribuidora de Televisión Digital, S.A., the parent, Promotora de Informaciones, S.A., recognised an accounting loss of EUR 750,383 thousand. Therefore, the Company had an equity deficit of EUR 593,513 thousand at June 30, 2014, which means that, pursuant to the Spanish Limited Liability Companies Law, the Company is in a situation of mandatory dissolution. As indicated in the aforementioned Note, the directors state that, in order to restore the equity balance, the Company's financing agreement envisages an automatic conversion mechanism for the conversion of a portion of the Company's debt into participating loans for an amount sufficient.

We also draw attention to Note 1 to the accompanying interim condensed consolidated financial statements, which indicates that the aforementioned accompanying interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, therefore, the accompanying interim financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2013. This matter does not affect our conclusion.

Report on other legal and regulatory requirements

The accompanying interim consolidated directors' report for the six-month period ended June 30, 2014 contains the explanations which the Company's directors consider appropriate about the significant events which took place in that period and their effect on the interim financial statements presented, of which it does not form part, and about the information required pursuant to Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the interim consolidated directors' report is consistent with that contained in the interim financial statements for the six-month period ended June 30, 2014. Our work was confined to checking the interim consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Promotora de Informaciones, S.A. and Subsidiaries.

Other matters paragraph

This report was prepared at the request of the Board of Directors in relation to the publication of the half-yearly financial report required by Article 35 of Spanish Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October.

DELOITTE, S.L.

Fernando García Beato
24 July 2014

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Condensed Consolidated Financial Statements together with Consolidated Directors' Report for the six months ended June 30, 2014

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Condensed Consolidated Financial Statements for the six months ended June 30, 2014

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2014 AND DECEMBER 31, 2013

(Thousands of Euros)

ASSETS	Notes	06/30/14 (*)	12/31/13
A) NON-CURRENT ASSETS		**1,958,642**	**4,929,071**
I. PROPERTY, PLANT AND EQUIPMENT	3	161,182	262,091
II. GOODWILL	4	603,950	2,482,224
III. INTANGIBLE ASSETS	5	154,894	285,478
IV. NON-CURRENT FINANCIAL ASSETS	6	43,506	52,789
V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	7	513,074	597,264
VI. DEFERRED TAX ASSETS		478,023	1,244,006
VII. OTHER NON-CURRENT ASSETS		4,013	5,219
B) CURRENT ASSETS		**1,287,173**	**1,774,800**
I. INVENTORIES		170,065	240,252
II. TRADE AND OTHER RECEIVABLES			
1. Trade receivables for sales and services		814,042	984,398
2. Receivable from associates		5,469	12,148
3. Receivable from public authorities		66,637	56,496
4. Other receivables		98,412	274,750
5. Allowances		(66,713)	(75,595)
		917,847	1,252,197
III. CURRENT FINANCIAL ASSETS	6	138,008	142,911
IV. CASH AND CASH EQUIVALENTS		61,253	139,433
		0	7
C) NON-CURRENT ASSETS HELD FOR SALE	8	**1,255,383**	**61**
TOTAL ASSETS		**4,501,198**	**6,703,932**

EQUITY AND LIABILITIES	Notes	06/30/14 (*)	12/31/13
A) EQUITY	9	**(569,900)**	**1,569,326**
I. SHARE CAPITAL		141,229	105,266
II. OTHER RESERVES		44,915	634,149
III. ACCUMULATED PROFIT		(694,068)	880,097
- From prior years		1,469,060	1,528,802
- For the year: Profit attributable to the Parent		(2,163,128)	(648,705)
IV. TREASURY SHARES		(239)	(518)
V. EXCHANGE DIFFERENCES		(4,793)	(12,451)
VI. NON CONTROLLING INTEREST		(56,944)	(37,217)
B) NON-CURRENT LIABILITIES		**3,364,697**	**3,524,740**
I. NON-CURRENT BANK BORROWINGS	10	3,084,546	3,238,855
II. NON-CURRENT FINANCIAL LIABILITIES	10	106,982	106,809
III. DEFERRED TAX LIABILITIES		22,239	29,654
IV. LONG-TERM PROVISIONS	11	103,126	95,220
V. OTHER NON-CURRENT LIABILITIES		47,804	54,202
C) CURRENT LIABILITIES		**1,061,350**	**1,609,866**
I. TRADE PAYABLES		638,933	1,092,923
II. PAYABLE TO ASSOCIATES		2,389	2,956
III. OTHER NON-TRADE PAYABLES		74,513	106,497
IV. CURRENT BANK BORROWINGS	10	220,449	162,227
V. CURRENT FINANCIAL LIABILITIES	10	14,317	46,181
VI. PAYABLE TO PUBLIC AUTHORITIES		79,802	112,681
VII. PROVISIONS FOR RETURNS		9,053	11,141
VIII. OTHER CURRENT LIABILITIES		21,894	75,260
D) LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	8	**645,051**	
TOTAL EQUITY AND LIABILITIES		**4,501,198**	**6,703,932**

(*) Non audited financial statements

The accompanying Notes 1 to 19 are an integral part of the Condensed Consolidated Balance Sheets at June 30, 2014.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Thousands of Euros)

	Notes	06/30/2014 (*)	06/30/2013 (*) (**)
Revenues		654,195	727,880
Other income		33,807	12,996
OPERATING INCOME	12	688,002	740,876
Cost of materials used		(114,254)	(135,122)
Staff costs		(221,091)	(226,454)
Depreciation and amortisation charge		(50,201)	(51,956)
Outside services		(264,193)	(274,227)
Variation in operating allowances		(6,826)	(13,474)
Impairment of goodwill		(6,791)	0
Other expenses		(10,091)	(2,800)
OPERATING EXPENSES	12	(673,447)	(704,033)
PROFIT FROM OPERATIONS		14,555	36,843
Finance income		48,879	2,297
Finance costs		(97,214)	(76,636)
Changes in value of financial instruments		849	3,499
Exchange differences (net)		(3,428)	(2,635)
FINANCIAL LOSS		(50,914)	(73,475)
Result of companies accounted for using the equity method		(3,940)	7,497
Loss from other investments		(57)	(179)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		(40,356)	(29,314)
Income tax		(23,400)	1,090
PROFIT FROM CONTINUING OPERATIONS		(63,756)	(28,224)
Loss after tax from discontinued operations	13	(2,104,797)	(233,077)
CONSOLIDATED PROFIT FOR THE YEAR		(2,168,553)	(261,301)
Profit attributable to non controlling interests		5,425	89,508
PROFIT ATTRIBUTABLE TO THE PARENT		(2,163,128)	(171,793)
BASIC EARNINGS PER SHARE (in euros)		(1.81)	(0.17)

(*) Non audited financial statements

(**) The condensed consolidated income statements for the six months ended June 30, 2013 have been restated, in accordance with IFRS 5, to present the result of operations of DTS as a discontinued operation. See note 1 of the condensed consolidated finacial statements.

The accompanying Notes 1 to 19 are an integral part of the Condensed Consolidated Income Statements for the six months ended June 30, 2014

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Thousands of Euros)

	Share Capital	Share Premium	Reserves	Reserves for First-Time Application of IFRSs	Prior Years' Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the Year	Equity Attributable to the Parent	Non Controlling Interests	Total Equity
Balance at 31 December 2012	99,132	803,973	568,509	(72,661)	1,024,016	(727)	17,805	(255,033)	2,185,674	425,953	2,611,627
Capital increases	549	(819)							(270)		(270)
Conversion of financial liabilities into equity		4,267							4,267		4,267
Treasury share transactions											
- *Delivery of treasury shares*						419			419		419
- *Sale of treasury shares*											
- *Purchase of treasury shares*											
- *Reserves for treasury shares*			222			(222)					
Distribution of 2012 result											
- *Dividends*											
- *Reserves*			(685,793)		430,760			255,033			
Income and expense recognised in equity											
- *Translation differences*					(8,760)		(10,857)		(19,617)	(7,512)	(27,129)
- *Profit for 2013*								(171,793)	(171,793)	(89,508)	(261,301)
Other			(330)		5,033				4,703	(8,194)	(3,491)
Changes in non controlling interest											
- *Dividends paid during the year*										(8,969)	(8,969)
- *Due to changes in scope of consolidation*											
- *Due to changes in percentage of ownership*											
- *Due to capital increases*											
Balance at June 30, 2013 (*)	99,681	807,421	(117,332)	(72,661)	1,451,649	(530)	6,948	(171,793)	2,003,383	311,770	2,315,153

	Share Capital	Share Premium	Reserves	Reserves for First-Time Application of IFRSs	Prior Years' Accumulated Profit	Treasury Shares	Exchange Differences	Accumulated Profit for the Year	Equity Attributable to the Parent	Non Controlling Interests	Total Equity
Balance at 31 December 2013	105,266	781,815	(75,005)	(72,661)	1,528,802	(518)	(12,451)	(648,705)	1,606,543	(37,217)	1,569,326
Capital increases	35,963	11,955							47,918		47,918
Conversion of financial liabilities into equity		41,575							41,575		41,575
Issuance of equity instruments			1,797						1,797		1,797
Conversion of equity instruments into equity			(48,025)						(48,025)		(48,025)
Treasury share transactions											
- *Delivery of treasury shares*						2,320			2,320		2,320
- *Sale of treasury shares*											
- *Purchase of treasury shares*						(1,781)			(1,781)		(1,781)
- *Reserves for treasury shares*			260			(260)					
Distribution of 2013 result											
- *Dividends*											
- *Reserves*			(596,555)		(52,150)			648,705			
Income and expense recognised in equity											
- *Translation differences*					(11,375)		7,658		(3,717)	1,123	(2,594)
- *Profit for 2014*								(2,163,128)	(2,163,128)	(5,425)	(2,168,553)
Other			(241)		3,783				3,542	(2,509)	1,033
Changes in non controlling interest											
- *Dividends paid during the year*										(12,869)	(12,869)
- *Due to changes in scope of consolidation*										(47)	(47)
- *Due to changes in percentage of ownership*											
- *Due to capital increases*											
Balance at June 30, 2014 (*)	141,229	835,345	(717,709)	(72,661)	1,469,060	(239)	(4,793)	(2,163,128)	(512,956)	(56,944)	(569,900)

(*) Non audited financial statements

The accompanying Notes 1 to 19 are an integral part of the Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2014.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Thousands of Euros)

	06/30/2014 (*)	06/30/2013 (*)
CONSOLIDATED PROFIT FOR THE YEAR	(2,168,553)	(261,301)
Net income recognized directly in equity	(2,594)	(27,129)
Arising from translation differences	(2,594)	(27,129)
TOTAL RECOGNIZED INCOME AND EXPENSE	(2,171,147)	(288,430)
Attributable to the parent company	(2,166,845)	(191,410)
Attributable to non controlling interest	(4,302)	(97,020)

(*) Non audited financial statements

The accompanying Notes 1 to 19 are an integral part of the Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2014.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(Thousands of Euros)

	06/30/14 (*)	06/30/13 (*) (**)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(40,356)	(29,314)
Depreciation and amortisation charge and provisions	73,813	68,129
Changes in working capital	(65,500)	(69,452)
Inventories	(10,656)	(1,274)
Accounts receivable	38,462	365
Accounts payable	(93,508)	(68,398)
Other current assets	202	(145)
Income tax recovered (paid)	(22,936)	(38,160)
Other profit adjustments	20,902	67,803
Financial results	50,914	73,474
Gains and losses on disposal of assets	(23,585)	0
Other adjustments	(6,427)	(5,671)
CASH FLOWS FROM OPERATING ACTIVITIES	(34,077)	(994)
Recurrent investments	(35,943)	(39,910)
Investments in intangible assets	(25,405)	(26,693)
Investments in property, plant and equipment	(10,538)	(13,217)
Investments in non-current financial assets	0	(60)
Proceeds from disposals	122,851	151
Investments in non-current financial assets	11	10
CASH FLOWS FROM INVESTING ACTIVITIES	86,919	(39,809)
Proceeds and payments relating to equity instruments	1,805	27
Proceeds relating to financial liability instruments	61,521	116,765
Payments relating to financial liability instruments	(151,233)	(19,884)
Dividends and returns on other equity instruments paid	(2,957)	(3,146)
Interest paid	(13,734)	(30,516)
Other cash flow from financing activities	(16,458)	(34,952)
CASH FLOWS FROM FINANCING ACTIVITIES	(121,056)	28,294
Effect of foreign exchange rate changes	(6,755)	(9,894)
CHANGE IN CASH FLOWS FROM CONTINUING OPERATIONS	(74,969)	(22,403)
Cash flows from operating activities from discontinued operations	(6,652)	36,354
Cash flows from investing activities from discontinued operations	(22,416)	(32,166)
Cash flows from financing activities from discontinued operations	25,671	8,426
Effect of foreign exchange rate changes from discontinued operations	186	651
CHANGE IN CASH FLOWS FROM DISCONTINUED OPERATIONS	(3,211)	13,265
CHANGE IN CASH FLOWS IN THE YEAR	(78,180)	(9,138)
Cash and cash equivalents at beginning of year	139,433	113,260
- Cash	129,785	97,256
- Cash equivalents	9,648	16,004
Cash and cash equivalents at end of period	61,253	104,122
- Cash	57,333	96,286
- Cash equivalents	3,920	7,836

(*) Non audited financial statements.

(**) The condensed consolidated Cash Flow for the six months ended June 30, 2013 have been restated, in accordance with IFRS 5, to present the cash flow of DTS as a discontinued operation. See note 1 of the condensed consolidated finacial statements.

The accompanying Notes 1 to 19 are an integral part of the Condensed Consolidated Cash Flow Statements for the six months ended 30 June 2014.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2014

Translation of condensed consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014

(1) BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The condensed consolidated financial statements of Grupo Prisa for the first half of 2014 have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

The condensed consolidated financial statements for the six months ended June 30, 2014 and the notes have been prepared by the Company's directors are presented in accordance with IAS 34 *Interim Financial Reporting* in compliance with RD 1362/2007, of October 19, implementing the Spanish Securities Market Law 24/1988, of July 28, as it relates to the need for transparent information on issuers whose securities are admitted to trading on an official secondary market.

These condensed consolidated financial statements were approved by the Prisa´s directors on July 22, 2014.

In accordance with IAS 34, the interim financial reporting is prepared in order to update the latest approved consolidated financial statements, highlighting the new activities, events and circumstances that have taken place during the first six month of the year and avoiding the repetition of information previously reported in the consolidated financial statements for 2013. Therefore, the interim financial statements do not contain all the information and disclosures required for a complete set of consolidated financial statements in accordance with IFRSs as adopted by the European Union. In order to correctly understand the information included in these condensed consolidated financial statements for the six months ended June 30, 2014, they must be read in conjunction with the consolidated financial statements for 2013.

The IFRSs are applied in the preparation of the consolidated financial information of the Group. The financial statements of individual companies that are part of the Group are prepared and presented in accordance with accounting standards in each country.

In accordance with IAS 8, the accounting principles and measurement bases applied by the Group are applied uniformly in all transactions, events and concepts, in the first half of 2014 and 2013.

In January 2014 Venezuela passed a legislation by means of which a new exchange rate to be applied in certain currency transactions was established from that moment on. The exchange rate applied in June, 2014 has been that of the new legislation. Prisa has not been affected materially by this new legislation.

The condensed consolidated financial statements for the six months ended June 30, 2014 are unaudited.

a) Evolution of the financial structure of the Group

In December 2013, the Group signed an agreement to roll over its financial debt, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile.

The liquidity profile improved as a result of an additional credit line of EUR 353 million signed with certain institutional investors and a significant reduction in interest payments in cash.

The refinancing agreement includes a number of commitments to reduce the debt. The Group has several options to meet these objectives such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other corporate transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

During the first half of 2014, EUR 164,959 thousand of the Tranche 3 of Syndicated loan was paid off *(see note 10)*, with the proceeds from the sale of 3.69% of Mediaset España Comunicación, S.A. ("Mediaset España") *(see note 2- Other significant operations)*.

In June 2014, as a result of the agreement signed with Telefónica de Contenidos, S.A.U. for the sale of the 56% of DTS, Distribuidora de Televisión Digital, S.A. the parent company of the Group (Prisa) registered an accounting loss of EUR 750,383 thousand, what placed the company into an equity imbalance situation. At June 30, 2014, net equity of Prisa was negative in EUR 593,513 thousand. According to the Corporate Enterprises Act, this situation constitutes a cause for dissolution. In order to reestablish this capital impairment situation, Prisa´s restructuring agreement foresees a mechanism of automatic conversion of a portion of Tranche 3 of the Company´s debt into equity loans in an amount sufficient to compensate for this capital impairment situation. This amount will be calculated at the date of the conversion *(see notes 2- Other significant operations and 10- Bank borrowings)*.

Also, as a consequence of this capital impairment situation in the holding company, consolidated net equity as of June 30, 2014 was negative in EUR 569,900 thousand. This situation will reverse once the impairment situation in the holding company is solved. Additionally, the Group owns relevant assets that support the amount of liabilities registered in the accompanying condensed consolidated balance as of June 30, 2014.

b) **New standards which have become effective**

During the first half of 2014 new accounting standards have come into force, and therefore, were taken into account when preparing the half-yearly condensed consolidated financial statements. From January 1, 2014 the following new standards are being implemented:

- IFRS 10: Consolidated Financial Statements
- IFRS 11: Joint arrangements
- IFRS 12: Disclosure of interests in other entities
- IAS 27 (Revised): Individual financial statements
- IAS 28 (Revised): Investments in associates and joint ventures
- Amendment to IFRS 10, 11 and 12: Transition Guidance
- IAS 32: Presentation - Offsetting financial assets and financial liabilities
- Amendment to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets
- Amendment to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting

The content of these new standards and amendments are explained in note 2.a. to the 2013 consolidated financial statements. The application of these standards and amendments did not have a significant impact on the condensed interim consolidated financial statements.

The Group has elected not to early adopt other IFRSs issued but not yet effective.

There is no accounting principle or measurement bases having a significant effect on the condensed consolidated financial statements that the Group has failed to apply.

c) **Estimates**

Consolidated earnings and the determination of consolidated equity are subject to the accounting policies and standards, measurement bases and estimates applied by the Group's directors in the preparation of the condensed interim consolidated financial statements. The accounting policies and standards and measurement bases are explained in notes 2 and 4 to the consolidated financial statements for 2013.

In the condensed interim consolidated financial statements, estimates were occasionally made by management of the Group to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, based on the best information available, refer mainly to:

1. Income tax expense, which in accordance with IAS 34 is recognized in each interim period based on the best estimate of the weighted average annual income tax rate the Group expects for the full year;
2. The measurement of assets and goodwill to determine the possible existence of impairment losses;

3. The useful life of property, plant and equipment and intangible assets;
4. The assumptions used to calculate the fair value of financial instruments;
5. The likelihood and amount of undetermined or contingent liabilities;
6. Provisions for unissued and outstanding invoices;
7. Estimated sales returns received after the end of the reporting period.
8. The estimates made for the determination of future commitments.
9. The recoverability of deferred tax assets.

Although these estimates were made on the basis of the best information available to date on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) at the end of 2014 or future reporting periods. The effects of changes in accounting estimates are applied prospectively in profit and loss in the periods affected by the change.

In the six months ended June 30, 2014, there were no significant changes in the estimates made at the end of 2013. With respect to DTS, as a result of the agreement for the sale of the 56% of the company *(see notes 1a and 2- Other significant operations)*, Prisa has valued the stake in the company at the value of the transaction, subject to the adjustments corresponding to the effective time of the sale and registered the corresponding impairment.

d) Comparison of the information

In June 2014, Prisa executed with Telefónica de Contenidos, S.A.U. a sale purchase agreement of all the shares of DTS, Distribuidora de Televisión Digital, S.A. (DTS) held by Prisa *(see note 2- Other significant operations)*. Consequently, the Group reclassified the results of DTS as a discontinued operation in the condensed consolidated income statements for the six months ended June 30, 2014 (under "*Loss after tax from discontinued operations*").

In accordance with IFRS 5, for purposes of comparison, the condensed consolidated income statement and condensed consolidated cash flow for the six months ended June 30, 2013 were restated to present DTS as a discontinued operation.

e) Seasonality of the Group

Given the different sources of revenues and activities carried out by Group companies, operations are not considered to be highly cyclical or seasonal. Although the evolution of the educational business results throughout the year depends on the timing of the educational campaigns in the different countries where it operates, this effect is mitigated by other source of revenues as advertising.

f) Materiality

In accordance with IAS 34 the Group assessed materiality in relation to the condensed interim consolidated financial statements in determining the information to disclose in these explanatory notes regarding the different line items in the financial statements.

g) Correction of errors

No errors were corrected in the condensed consolidated financial statements for the six months ended June 30, 2014.

(2) CHANGES IN THE GROUP STRUCTURE

The most significant changes in the scope of consolidation in the first half of 2014 were as follows:

Subsidiaries

In February 2014, Multimedios GLP Chile SPA was incorporated. It was 50% owned by Iberoamericana Radio Chile, S.A.

Additionally, in February 2014, Gestión de Medios de Prensa, S.A. is liquidated. Previously it was 52.63% owned by Grupo Empresarial de Medios Impresos, S.L.

In March 2014, Emissões de Radiodifusão, S.A. (Radio Regional de Lisboa) acquired a 100% of Moliceiro Comunicaçao Social, S.A.

Also in March 2014, Radio Comercial, S.A. (Comercial) acquired a 100% of Sociedade de Imprensa Radio Paralelo, Lda. (Sirpa).

In May 2014, Alfaguara Grupo Editorial, S.L.U. was incorporated. It was 100% owned by Santillana Ediciones Generales, S.L. in order to provide the branch of activity engaged in the business of General editions for subsequent sale, as a consequence of the agreement reached with Penguin Random House Group Editorial, S.A. (*see section- Other significant operations*).

Also, in May 2014, Radio 30, S.A. merges by Radio Murcia, S.A.

Associates

During the first half of 2014, Sistema Radiópolis, S.A. de C.V., GLR Costa Rica, S.A. and My Major Company Spain, S.L. started to be accounted for using the equity method. They were previously integrated using proportional consolidation method.

In April 2014, Prisa Noticias, S.L. acquired a 25% of Betmedia Soluciones, S.L.

Other significant operations

Mediaset España-

In April 2014, Prisa through a financial institution proceeded to place a pack of 15 million shares of Mediaset España, representing 3.69% of the share capital of said company, at a rate

of 8.08 euros per share, which generated a cash inflow of EUR 121,215 thousands, resulting in a negative difference with the "book value" of EUR 4,755 thousand, which is registered under the heading "*Result of companies accounted for using the equity method*" in the accompanying condensed consolidated income statements.

The net proceeds from that sale have been used to buy back a portion of its financial debt at a discount. This has been done by way of a Dutch auction process, having agreed to buy back a total of EUR 164,959 thousand of debt, at an average discount of 0.2762 euros. per euro (i.e., at a price of 72.38%).

After this placement, Prisa continues holding a participation of 55,534,898 shares of Mediaset España, representing a 13.65% of the share capital of this company and it maintains a significant influence given its representation on the Board of Directors.

DTS-

In June 2014, the Board of Directors of Prisa executed with Telefónica de Contenidos, S.A.U. a sale purchase agreement of all the shares of DTS held by Prisa, representing a 56% of the share capital of DTS, for an amount of EUR 750 million, which is subject to usual adjustment in this type of transaction until the close of the transaction.

Mediaset España, shareholder of DTS, had an initial period of 15 calendar days from that moment on, and then extended until July 4, 2014, in order to exercise the pre-emptive right or the tag-along right in accordance with the provisions included in the bylaws and the shareholder´s agreement. Once that period expired, Mediaset España did not exercise any of the aforementioned rights. Afterwards, in July 4, 2014, Mediaset España signed an agreement to sale its 22% stake in DTS to Telefónica de Contenidos, S.A.

The closing of transaction is subject to the non-opposition of representative panel of Prisa's financing banks and the prescriptive authorization of the anti-trust authorities. On June 20, 2014, this representative panel of Prisa´s financing banks communicated they did not oppose to the operation.

This transaction, net of the estimated costs to sell, has resulted into an accounting loss of EUR 2,064,921 thousand in the consolidated Prisa Group accounts and of EUR 750,383 thousand in the individual accounts of Prisa, what placed the company into an equity imbalance situation. Prisa´s restructuring agreement foresees a mechanism of automatic conversion of a portion of Tranche 3 of the Company´s debt into equity loans in an amount sufficient to compensate for this imbalance. This amount will be calculated at the time of the conversion *(see notes 1a and 10).*

The result of this transaction is presented in the accompanying condensed consolidated income statements as *"Loss after tax from discontinued operations" (see note 13)* and the assets and liabilities of this business as *"Non-current assets held for sale"* and *"Liabilities associated with non-current assets held for sale"* in the accompanying condensed consolidated balance sheet *(see note 8).*

Santillana Ediciones Generales-

At July 1, 2014, Prisa, through its subsidiary Santillana Ediciones Generales, S.L. has executed the sale of its trade publishing business for a price of EUR 55,429 thousand to Penguin Random House Grupo Editorial, S.A. This transaction has been registered at June 30, 2014 as the risks and rewards of the asset were transferred and generated a receivable at that moment. The operation generated a capital gain before taxes of EUR 23,585 thousand and was registered in *"Other income"* of the accompanying condensed consolidated income statement.

The transaction consists of the sale of Alfaguara and other Santillana's literary brands in the 22 countries where it operates. It is excluded from the sale the division of publications catering to the education sector. The sale of the trade publishing business in Brazil, Editora Objetiva, Ltda, is also deferred until the particular conditions established in the contract are fulfilled, although the business was valued at its fair value less estimated costs to sale. As a consequence, an impairment of goodwill amounting to EUR 6,791 thousand was registered in the accompanying condensed consolidated income statement. The assets and liabilities of this company are presented as *"Non-current assets held for sale"* and *"Liabilities associated with non-current assets held for sale"* in the accompanying condensed consolidated balance sheet *(see notes 4 and 8)*.

(3) PROPERTY, PLANT, AND EQUIPMENT

Additions to the Group's consolidated financial statements under "*Property, plant and equipment*" during the first half of 2014 totaled EUR 10,538 thousand, corresponding mainly to the investments made for Santillana in digital developments and learning systems (EUR 7,018 thousand).

At June 30, 2014, Property, plant and equipment of DTS, amounting to EUR 73,959 thousands, has been reclassified *to "Non-current assets held for sale"* in the accompanying condensed consolidated balance sheet, as a result of the sale of 56% of this company *(see notes 2- Other significant operations and 8)*.

(4) GOODWILL

During the first half of 2014 the goodwill of Sistema Radiópolis, S.A. de C.V., amounting to EUR 20,642 thousand, has been reclassified to *"Investments accounted for using the equity method"* in the accompanying condensed consolidated balance sheet, as a result of the change of consolidation method applied to integrate the company *(see note 2)*.

In June 2014, as a consequence of the agreement for the sale of a 56% of DTS *(see note 2- Other significant operations)*, Prisa has valued the stake in the company at the estimate price of the transaction. As a result of this valuation, an impairment of DTS´s goodwill amounting to EUR 1,848,676 thousand has registered in *"Loss after tax from discontinued operations"* in the accompanying condensed consolidated income statement.

Also in June 2014, as a result of valuation of Editora Objetiva, Ltda. at the price of the agreement to sale the business, an impairment of goodwill amounting to EUR 6,791 thousand has been registered in *"Impairment of goodwill"* in the accompanying consolidated condensed consolidated income statement. Goodwill after the impairment (EUR 3,130 thousand) is included in *"Non-current assets held for sale"* in the accompanying condensed consolidated balance sheet *(see notes 2- Other significant operations and 8).*

Finally, goodwill of Editora Moderna, Ltda. and Grupo Latino de Radiodifusión Chile, Ltda. are adjusted due to exchange rate variations.

After the aforementioned impairments, at June 30 2014, the recoverable value of goodwill registered in the accompanying consolidated balance sheet is higher than its book value.

(5) INTANGIBLE ASSETS

Additions to the Group's condensed consolidated financial statements under "Intangible assets" during the first half of 2014 amounted to EUR 25,405 thousand and are derived mainly from prototypes of education business (EUR 18,450 thousand) subscriber contracts.

At June 30, 2014, the intangible assets of DTS, amounting to EUR 109,171 thousands, has been reclassified *to "Non-current assets held for sale"* in the accompanying condensed consolidated balance sheet, as a result of the sale of 56% of this company *(see notes 2- Other significant operations and 8).*

(6) FINANCIAL ASSETS

The detail of "Non- current financial assets" and "Current financial assets" is as follows:

	Thousands of euros					
	Non-current financial assets		Current financial assets		Total financial assets	
	06/30/14	12/31/13	06/30/14	12/31/13	06/30/14	12/31/13
Loans and receivables	32,376	40,639	12,777	135,719	45,153	176,358
Held-to-maturity investments	9,963	11,249	121,834	5,115	131,797	16,364
Available-for-sale financial assets	1,167	901	3,396	2,077	4,563	2,978
Total	**43,506**	**52,789**	**138,008**	**142,911**	**181,514**	**195,700**

(7) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Changes in *"Investments accounted for using the equity method"* in the accompanying condensed consolidated balance sheets, during the first half of 2014, are due to:

a) A decrease of EUR 125,072 thousands, as a result of the sale of 3.69% of Mediaset España and the stake in the results of the company.

b) An increase of EUR 40,262 thousands, as a consequence of the change in the consolidation method of Sistema Radiópolis, S.A. de C.V.

(8) NON- CURRENT ASSETS AND LIABILITIES HELD FOR SALE

On June 30, 2014, as a result of the operations described in note 2- Other significant operations, the assets and liabilities of the publishing business of Editora Objetiva, Ltda. and DTS, are presented in the accompanying condensed consolidated balance sheet as *"Non-current assets held for sale"* and *"Liabilities associated with non-current assets held for sale"*. The contribution to the main lines of the consolidated balance sheet was as follows:

	Thousands of euros	
	Editora Objetiva	**DTS**
Non-current assets	6,724	757,016
Current assets	4,808	485,622
Non-current assets held for sale	**11,532**	**1,242,637**
Non-current liabilities	(40)	(11,224)
Current liabilities	(4,632)	(629,155)
Liabilities associated with non-current assets held for sale	**(4,672)**	**(640,379)**

Editora Objetiva, Ltda. and DTS are valued in the accompanying condensed consolidated balance sheet at its fair value, adjusted by the estimated costs of disposal.

(9) EQUITY

Consolidated net equity of the Group as of June 30, 2014 was negative in EUR 569,900 thousands. This situation will be reversed once the capital impairment in the holding company is solved *(see notes 1a and 10).*

Share capital

Both the share capital and the number of shares of each class, ordinary Class A shares and no voting Class B shares, have been amended in the first half of 2014, on the occasion of the following transactions:

Exercise of Warrants 2010-

Capital increases by issuing 4,490 ordinary Class A shares to attend the exercise of Prisa Warrants 2010, by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010, at an exercise price of 2 euros/share.

In June 2014 the period for the exercise of Prisa Warrants 2010 has ended, and the extinction of all the warrants which had not been exercised has been formalized.

Conversion of non- voting Class B shares-

i. Exercise of the voluntary conversion of 212,048 non- voting_Class B shares into the same number of ordinary Class A shares, and increase of capital by issuing 52,460 ordinary Class A shares for the purpose of attending the payment of minimum annual dividend, under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued.

ii. Mandatory conversion of 311,789,008 non-voting Class B shares into an equal number of ordinary Class A shares of Prisa, having elapsed 42 months from the date of their issuance, by virtue of the resolutions adopted at the Extraordinary Shareholders Meeting of November 27, 2010 and the Ordinary Shareholders Meeting of April 28, 2014.

    Additionally, and in order to meet this mandatory conversion, the following transactions have been carried out:

    - Capital increases by issuing 102,890,351 ordinary Class A shares for the purpose of attending the delivery of additional Class A common shares as a result of the modification of the conversion rate and having been fixed the conversion rate in the maximum expected, that is 1.33 ordinary Class A shares for each non-voting convertible Class B shares, in accordance with the provisions of the bylaws.

      Thus, the company has classified the financial liability registered in the past to cover that potential obligation into equity *(see note 10)*.

    - Capital increases by issuing 77,011,861 ordinary Class A shares for the purpose of attending the payment of minimum annual dividend of non-voting Class B corresponding to year 2013 (EUR 0.175/per share) and the pro rata part of such dividend accrued in year 2014 up to the mandatory conversion of Class B shares into Class A shares (EUR 0.072/per share).

After the mandatory conversion of the non-voting Class B shares, the share capital of Prisacomprises only ordinary Class A shares.

Exercise of Warrants 2013-

Capital increases by issuing 179,667,156 ordinary Class A shares to attend the exercise of the same number of Prisa Warrants 2013, by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on December 10, 2013.

The share capital of Prisa at June 30, 2014, after the aforementioned capital increases and conversions of Class B shares into Class A shares, amounts to EUR 141,229 thousand, represented by 1,412,286,790 Class A ordinary shares of EUR 0.1 per value each.

On July 7, 2014, in order to meet the mandatory conversion of all the convertible bonds issued pursuant to a resolution of the Ordinary General Shareholders Meeting held on June 30, 2012, the share capital of the company was increased *(see note 19)*.

Share capital is fully subscribed and paid in.

Share premium

The amount of the issue premium reserve at June 30, 2014, and after having attended the commitments arising from the voluntary and mandatory conversions of non-voting Class B shares, is EUR 835,345 thousand and it is totally unrestricted.

Non-controlling interest

The detail, by company, of the non-controlling interest at June 30, 2014 and December 31, 2013 is as follows:

	06/30/2014	12/31/2013
Caracol, S.A. and subsidiaries	16,973	17,372
Diario As, S.L.	10,580	10,901
DTS, Distribuidora de Televisión Digital, S.A.	(143,797)	(125,694)
GLR Chile, Ltda.	16,076	19,095
Grupo Santillana de Ediciones, S.A. and subsidiaries	10,771	10,459
Grupo Media Capital, SGPS, S.A. and subsidiaries	7,198	7,343
Prisa Radio, S.L. and subsidiaries (Spain)	8,788	5,084
Other companies	16,467	18,223
Total	**(56,944)**	**(37,217)**

(10) FINANCIAL LIABILITIES

The detail of "Non-current financial liabilities" and "Current financial liabilities," including bank borrowings, is as follows:

	Thousands of euros					
	Non-current financial liabilities		Current financial liabilities		Total financial liabilities	
	06/30/14	12/31/13	06/30/14	12/31/13	06/30/14	12/31/13
Bank borrowings	3,084,546	3,238,855	220,449	162,227	3,304,995	3,401,082
Other financial liabilities	106,982	106,809	14,317	46,181	121,299	152,990
Total	**3,191,528**	**3,345,664**	**234,766**	**208,408**	**3,426,294**	**3,554,072**

Bank borrowings

The most significant balance under "Total financial liabilities" relates to bank borrowings, the detail of which, in thousands of euros, at June 30, 2014 is as follows:

	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan (Tranche 1)		360,513
Syndicated loan Prisa (Tranches 2 and 3)		2,759,773
Credit facilities, loans, finance leases and other	220,449	122,317
Loan arrangement costs		(158,057)
Total	220,449	3,084,546

To determine the fair value of the financial debt we used the Euribor curve and the discount factor supplied by the bank and the actual credit risk arising from the transactions made in the secondary debt market once the refinancing process was completed (level 2 variables, estimates based on other observable market methods). Therefore, the fair value of the Group's financial debt amounts to EUR 2,746,730 thousand at June 30, 2014.

Syndicated loan (Tranche 1)-

In December 2013, in the context of the financial debt rollover, Prisa signed a syndicated financing agreement with a group of 16 financial investors amounting to a maximum of EUR 353,261 thousand, which has been fully drawn down. This loan has a two-year maturity, with the option of a one-year extension in certain cases. This syndicated loan is tied to Euribor plus a spread negotiated with the lenders and has a fixed biannual capitalized cost (PIK).

Accordingly, as of June 30, 2014 part of the corresponding Tranche 1 PIK has been capitalized and Tranche 1 increased by EUR 7,252 thousand.

The lenders have agreed that Tranche 1 will have a super senior range compared with the other refinanced debt, as explained in the next section.

Syndicated loan (Tranches 2 and 3)-

In December 2013, in the context of the financial debt rollover, Prisa agreed a novation of its syndicated loan, bridge loan and credit policies amounting to EUR 2,924,732 thousand. The debt novation was structured into two tranches with the following characteristics:

- EUR 646,739 thousand (Tranche 2) with a long-term maturity (5 years) and the cost tied to Euribor plus a spread negotiated with the lenders; and

- EUR 2,277,993 thousand (Tranche 3) with a long-term maturity (6 years) and the cost is a spread negotiated with the lenders plus an annual capitalized fixed cost (PIK).

The refinancing agreement includes a number of commitments to reduce Tranche 3 debt: EUR 900,000 thousand in the second year and an additional EUR 600,000 thousand in the third year. To meet the agreed redemptions, the agreement has several options such as selling non-core assets, buying back debt at a discount in the market, leveraging assets, transferring debt from Tranche 3 to 2 and carrying out other M&A transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

In May 2014, the placement of a pack of 15 million shares of Mediaset España (see note 2- Other significant operations), generated a cash inflow of EUR 119,397 thousands, net of costs of the transaction and net of the repayment of EUR 1,514 thousands of Santillana credit facilities. This cash inflow was used to buy debt back at a discount for total of EUR 164,959 thousand, at an average discount of 0.2762 euros per euro (i.e., at a price of 72.38%). This amount was destined to the partial repayment of Tranche 3 of the Group's debt. Consequently Tranche 3 as of June 30, 2014, amounted to EUR 2,113,034 thousand.

As a consequence of the loss of EUR 750,383 thousand registered by Prisa as a result of the sale of DTS, the Company is in an equity imbalance situation. Prisa´s restructuring agreement foresees a mechanism of automatic conversion of a portion of Tranche 3 of the Company´s debt into equity loans in an amount sufficient to compensate for this capital impairment. This amount will be calculated at the date of the conversion *(see notes 1a and 2- Other significant operations)*.

The conversion date of debt into equity will be five business days before the date when, according to the Spanish Companies' Act, the two-month deadline to accomplish the necessary measures to restore the equity balance is met, that is, five business days before the end of the two-month period from the date on which the Company´s directors become aware of this capital impairment situation, that is, the date of the approval of the accounts that reflect that situation.

The guarantee structure for Tranches 1, 2 and 3 is as follows:

- Personal guarantees

  The new syndicated loan and the novation of the other loans, i.e. Tranches 1, 2 and 3, are jointly and severally guaranteed by the companies of Grupo Bidasoa Press, S.L., Dédalo Grupo Gráfico, S.L., Diario El País, S.L., Distribuciones Aliadas, S.A., Grupo Empresarial de Medios Impresos, S.L. and Norprensa, S.A.

  Apart from this common guarantee for the debt's three tranches, Prisa Radio, S.L. and Vertix, SGPS, S.A. only guarantee the novation of the syndicated loan, bridge loan and credit policies (Tranches 2 and 3), with the following limits:

  - The guarantee granted by Prisa Radio, S.L. is limited to the maximum amount of the lower of the following:

    - EUR 1,314,706 thousand; and
    - 73.49% of its net equity at any given time; y

- The guarantee granted by Vertix SGPS, S.A. is limited to the maximum amount of EUR 600,000 thousand.

- Secured guarantees

  In December 2013, as a result of the new syndicated loan and the novation of the other loans, Prisa arranged a new pledge on the shares it owns of Prisa Radio, S.L. (73.49%of share capital), DTS, Distribuidora de Televisión Digital, S.A. (56%of share capital), Grupo Santillana de Ediciones, S.L. (75% of share capital) and some of its stake in Mediaset España Comunicación, S.A. (14.29%of share capital). Nevertheless, as a result of (i) the accelerated bookbuilt offer carried out in April 10, 2014 by means of which Prisa sold 15.000.000 shares of Mediaset España Comunicación, S.A. *(see note 2- Other significant operations)* and (ii) the extension of the pledge arranged in June 3, 2014 on 8.171.376 additional shares of Mediaset previously pledged in favor of Mediaset, current pledge on the shares of Mediaset in favor of bank entities amounts to a 12.61% of the share capital of Mediaset.

  On January 10, 2014, Prisa also arranged a pledge on its stake in Audiovisual Sport, S.L. (80% of share capital).

  Prisa also arranged a secure guarantee on part of its stake in Grupo Media Capital SGPS, S.A. (84.69% of share capital), guaranteeing Tranches 2 and 3.

Lastly, Prisa also arranged a guarantee on certain buildings and credit rights in relation to the lenders of the financing to Dédalo Grupo Gráfico, S.L.

Other financial liabilities include:

a) A financial liability of EUR 114,547 thousand for the obligation to pay preferential dividends in an annual minimum amount of 25.8 million dollars to DLJSAP Publishing Cööperatief, U.A. for its 25% equity stake in Grupo Santillana de Ediciones, S.L.

b) The financial liability for the measurement of the present value of the guaranteed coupon to pay to Telefónica at 1-month Euribor rate plus a spread of 4.15% amounted to EUR 4,603 thousands, payable in July 2014.

A financial liability of EUR 41,011 thousand arising from the potential obligation of the Company to deliver additional shares or cash as part of the mandatory conversion of the Class B shares. The liability has been reclassified to equity after 42 months from the date of issue of the shares.

(11) LONG-TERM PROVISIONS

Long term provisions include provisions for taxes, related to the estimated amount of tax debts arising from the tax audit carried out at various Group companies and provisions for third-party liabilities, relate to the estimated amount required to meet possible claims and

litigation brought against Group companies (*see note 18*). Also, it includes the negative net value in companies accounted for using the equity method.

(12) OPERATING INCOME AND EXPENSES

Operating income

At June 30, 2014, the breakdown of income from the Group's main business lines is as follows:

	Thousands of euros	
	06/30/2014	06/30/2013
Advertising sales and sponsorship	237,935	242,655
Sales of books and training	294,076	342,946
Newspaper and magazine sales	54,338	63,311
Sales of add-ons and collections	18,363	8,618
Sale of audiovisual rights and programs	11,099	11,628
Intermediation services	3,770	9,106
Other services	34,614	50,388
Revenue	**654,195**	**728,652**
Income from non-current assets	24,032	198
Other income	9,775	12,026
Other income	**33,807**	**12,224**
Total operating income	**688,002**	**740,876**

Staff costs

The average number of employees at the Group and its breakdown by gender is as follows:

	06/30/14	06/30/13
Men	5,816	6,019
Women	5,060	5,485
Total	**10,876**	**11,504**

Outside services

The detail of *"Outside services"* for the six months ended June 30, 2014 and June 30, 2013 is as follows:

	Thousands of euros	
	06/30/14	06/30/13
Independent professional services	65,815	60,458
Leases and fees	27,348	29,885
Advertising	33,794	40,453
Intellectual property	20,140	22,018
Transport	23,682	26,254
Other outside services	93,414	95,159
Total	**264,193**	**274,227**

(13) DISCONTINUED OPERATIONS

On June 30, 2014, as a result of the formalization of the agreement for the sale of 56% of DTS *(see notes 2- Other significant operations and 4)*, the result of this transaction is registered in the accompanying condensed consolidated income statements as *"Result after tax from discontinued operations"*. For purposes of comparison, also the result of DTS for the six months ended June 30, 2013 has been reclassified as a discontinued operation. The detail of this result is as follows:

	06/30/2014	06/30/2013
Operating revenues-	**575,735**	**587,817**
Revenues	570,929	587,040
Other income	4,806	777
Operating expenses-	**(609,431)**	**(609,157)**
Cost of materials used	(439,598)	(423,401)
Staff costs	(36,927)	(41,136)
Depreciation and amortisation charge	(34,385)	(41,761)
Outside services	(91,576)	(95,350)
Variation in operating allowances	(7,249)	(7,568)
Other expenses	304	59
Loss from operation	**(33,696)**	**(21,340)**
Financial results	(6,096)	(3,950)
Loss after tax from discontinued operations	**(39,792)**	**(25,290)**

The formalization of the agreement for the sale of 56% of DTS resulted into an accounting loss of EUR 2,064,921 thousand in the condensed consolidated Prisa Group accounts on June 30, 2014, registered under the line *"Loss after tax from discontinued operations"*. Also this line included in 2013 an impairment of EUR 207,765 thousand of the goodwill of DTS.

(14) BUSINESS SEGMENTS

The breakdown of the consolidated revenues of the Group based on the geographical location of the companies that gave rise to them is as follows:

	Thousands of euros	
	06/30/14	06/30/13
Internal market	254,368	287,290
Exports:	399,827	441,362
a) European Union	87,601	84,322
b) OECD countries	61,490	70,426
c) Other countries	250,736	286,614
Total	**654,195**	**728,652**

At June 30, 2014, Prisa's operations are divided into four main businesses:

- Audiovisual, which obtains revenue mainly from the broadcasting of advertising and audiovisual production of the Portuguese subsidiary Grupo Media Capital, SGPS, S.A.;
- Education, which includes primarily the sale of educational books and the services and materials related to the education systems;
- Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and
- Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and printing.

Segment information about these businesses for the six months ended June 30, 2014 and June 30, 2013 is presented below (in thousands of euros):

	Ordinary revenue from external customers		Ordinary revenue between segments		Total ordinary revenue	
	06/30/14	06/30/13	06/30/14	06/30/13	06/30/14	06/30/13
Audiovisual	88,051	86,193	906	1,162	88,957	87,355
Education	323,136	349,834	1,287	523	324,423	350,357
Radio	140,465	150,872	3,428	4,464	143,893	155,336
Press	113,939	126,903	18,461	9,596	132,400	136,499
Other	22,411	27,074	(8,153)	3,710	14,258	30,784
(-) Adjustments and elimination of ordinary income between segments			(15,929)	(19,455)	(15,929)	(19,455)
Total	**688,002**	**740,876**	-	-	**688,002**	**740,876**

	Profit from operations	
	06/30/14	06/30/13
Audiovisual	7,093	5,452
Education	(1,139)	10,846
Radio	7,176	4,854
Press	(12,359)	270
Other	(2,216,626)	(194,679)
Total profit for the segments reported	**(2,215,855)**	**(173,257)**
(+/-) Elimination of internal profits (between segments)	47,302	(88,044)
(+/-) Income tax and/or profits from discontinued operations	2,128,197	231,987
Total profit before tax from continuing operations	**(40,356)**	**(29,314)**

	Assets	
	06/30/14	12/31/13
Audiovisual	333,294	346,318
Education	620,835	641,529
Radio	453,197	502,880
Press	215,685	351,534
Other	2,878,187	4,861,671
Total	**4,501,198**	**6,703,932**

(15) RELATED PARTY TRANSACTIONS

The transactions performed with related parties in the six months ended June 30, 2014 and in 2013 were as follows (in thousands of euros):

	06/30/14		06/30/13	
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities
Services received	-	2,293	1,309	9,727
Other expenses	5,667	60	8,208	1,478
Total expenses	**5,667**	**2,353**	**9,517**	**11,205**
Finance income	-	57	-	55
Dividends received	-	-	-	3,935
Provision of services	-	13,117	-	54,240
Other revenue	-	215	-	5,421
Total revenue	-	**13,389**	-	**63,651**

All related party transactions have taken place under market conditions.

Transactions with directors and executives

The aggregate amount of EUR 5,667 thousand corresponded to the remuneration received by directors and executives (*see note 13*).

Transactions between Group employees, companies or entities

Transactions with related companies generated an expense for services received amounting to EUR 2,293 thousands, which mainly included:

i) Purchases of rights by DTS, to Mediaset España Comunicacion, S.A. and its participated companies for EUR 730 thousand.

ii) Purchases of magazines by Ediciones El País, S.L. to Ediciones Conelpa, S.L. amounting to EUR 1,065 thousand.

Transactions with related companies generated an income for services received amounting to EUR 13,117 thousands, which mainly included:

i) Incomes received by DTS, for sale of advertising space to both Mediaset Comunicaciones España, S.A. and its participated companies for EUR 10,657 thousands.

The detail of other transactions performed with related parties in the six months ended June 30, 2014 and in 2013 is as follows (in thousands of euros):

	06/30/14	06/30/13
	Group employees, companies or entities	Group employees, companies or entities
Financing agreements: loans	24,303	21,363
Guarantees provided	6,459	12,794
Dividends and other distributed profits	-	-

"Financing agreements: loans" mainly included the following:

i) Loans of EUR 12,189 thousands granted by Prisa Noticias, S.L. to Le Monde Libre Societé Compandité Simplé.

ii) Loans of EUR 4,505 thousands granted by Sociedad Española de Radiodifusión, S.L. to its investee companies W3 Comm Concesionaria, S.A. de C.V. and Green Emerald Business Inc.

iii) Loans of EUR 2,388 thousands granted by companies of Prisa Group to Plural Jempsa, S.L.

iv) Loans of EUR 2,163 thousand, granted by Ediciones El País, S.L., to its investee company Ediciones Conelpa, S.L.

Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 6,459 thousand covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

(16) REMUNERATION AND OTHER BENEFITS OF BOARD MEMBERS AND DIRECTORS

In the six months ended June 30, 2014 and 2013, the consolidated companies registered the following amounts in respect of remuneration to Prisa's Board members and executives:

	Thousands of euros	
	06/30/14	06/30/13
Fixed remuneration	1,064	1,034
Variable remuneration	1,062	2,703
Attendance fees	265	255
Bylaw-stipulated directors' emoluments	639	791
Other	199	142
Total remuneration received by Board members	3,229	4,925
Total remuneration received by executives	2,438	3,283

The aggregate remuneration of the Prisa Directors and of the Executives records the expenses accrued by Promotora de Informaciones, S.A. as well as by other companies of the Group.

Remuneration to Board members

The variable remuneration corresponds to the accounting register of the theoretical annual variable remuneration of the directors in achievement of all the management objectives. However, as such compensation is subject to compliance with management objectives at the end of the year, the amount recorded in any way imply the right to receive such variable compensation, which will occur, if appropriate, after the close of the year and once made the annual accounts of the Group, depending on the level of achievement of the objectives.

In heading "Other", the EUR 199 thousand includes, among other things: i) the provision of EUR 125 thousand as variable multiannual incentive of the Executive President, Juan Luis Cebrián Echarri, which will be payable in shares of Prisa, in January 2016, subject to certain conditions and ii) the provision of the Long-Term Incentives Plan (ILP) of the executive director Manuel Polanco Moreno.

In addition to the remuneration accrued by the directors of Prisa in the first half of 2014 and whose total is set out in the table below, it is noted that, according to what is already stated in

section A.5. of the Annual Remuneration Report of PRISA, communicated to the CNMV on 25 March 2014, the Executive President, Juan Luis Cebrián Echarri, is entitled, as of this year 2014, to an annual contribution of EUR 1,200 thousand as retirement bonus (supplementary pension), which will be full paid to Mr. Cebrian on expiry of his contract (31 December 2018), and will be consolidatable even in the event of an early termination of the contract.

The Company, following prudent accounting criteria, has recorded a provision covering the total amount of retirement bonus (EUR 6,000 thousand) because regardless of the time of its accrual, this accrual will apply in its integrity.

Remuneration to executives

The remuneration of the Executives is that accrued by members of senior management of Grupo Prisa, understood as such the members of the Management and Business Committee who are not executive directors and with labor relationship with Prisa and other companies of its Group, as well as the Internal Audit Manager of Promotora de Informaciones, S.A. They are, particularly, the following managers: Mr Javier Lázaro, Mr Fernando Martinez Albacete, Mr Miguel Angel Cayuela Sebastián, Mr Antonio García-Mon Marañes, Mr Pedro García Guillén, Mr Andrés Cardó Soria, Mrs Bárbara Manrique de Lara, Mr José Luis Sainz, Mr Oscar Gómez and Mrs Virginia Fernandez Iribarnegaray.

The remuneration received by executives (EUR 2,438 thousand) is the accounting register of the overall remuneration of the executives and includes, among other things: i) the theoretical annual variable remuneration of the directors in achievement of all the management objectives. However, as such compensation is subject to compliance with management objectives at the end of the year, the amount recorded in any way imply the right to receive such variable compensation, which will occur, if appropriate, after the close of the year and once made the annual accounts of the Group, depending on the level of achievement of the objectives and ii) the provision of the Long-Term Incentives Plan (ILP).

(17) GUARANTEE COMMITMENTS TO THIRD PARTIES

At June 30, 2014, Prisa had furnished bank guarantees amounting to EUR 165,802 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis (EUR 35,882 thousand), litigation for football rights (EUR 50,000 thousand) and acquisition of football rights (EUR 44,310 thousand)(*see note 18*).

On June 15, 2011, Prisa furnished a first-call guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS, Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, it shall suffice for Cisco Systems Capital Spain, S.L. to inform Prisa that a breach has taken place and to indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the

case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS, Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS, Distribuidora de Televisión Digital, S.A. The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at June 30, 2014 was EUR 15,770 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 6,459 thousand covering part of the obligations that it acquired vis-a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

The Prisa's directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(18) ONGOING LITIGATIONS AND CLAIMS

With respect to the litigation in which Prisa Televisión, S.A.U. ("Prisa TV"; currently Prisa) has been involved with various cable operators (Auna, Telecable Asturias, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña), all related to the outcome of different arbitration claims filed by these operators before the former Telecommunications Market Commission ["Comisión del Mercado de las Telecomunicaciones" (CMT)], claiming the right to receive an offer enabling them to commercialize various channels, which at the time were supplied by Sogecable, S.A. (which subsequently became Prisa TV and is currently Prisa) to its subscribers, Prisa reached various transactional agreements with Auna, Tenaria and Euskaltel, with which it has put an end to its litigation with these cable operators. As regards R Telecomunicaciones de Coruña, Prisa TV paid the amount xxx by the Court and reached a transactional agreement in relation with the settlement of the court costs, and regarding Telecable Asturias, the Provincial Appellate Court of Madrid set the firmness of the order delivered on 7 November 2013 that partly upheld Prisa's appeal and reduced the indemnification amount to EUR 1,185 thousand.

On 24 July 2006 AVS, Sogecable, S.A.U. (which subsequently became Prisa TV and is currently Prisa), TVC Multimedia, S.L. ("TVC") and Mediaproducción, S.L. ("Mediapro") reached an agreement to exploit the Football League rights for the 2006/07 and successive seasons. The main object of this agreement was to maintain the televised football exploitation model that had allowed, under Audiovisual Sport, S.L.'s coordination, the broadcasting since 1997 of all League matches in a peaceful, stable and orderly manner. The parties agreed to provide AVS with any agreements governing the rights of various football Clubs, for their joint exploitation by the latter. In addition, it was agreed to sell to Mediapro freeview TV exploitation rights and exploitation rights on international markets, amongst others. Furthermore, it was agreed that Mediapro enter the Company's capital stock.

Following reiterated infringements by Mediapro of said agreements, even immediately after its signature date, and its non-payment of debts in favour of AVS, the latter filed a claim against Mediapro on 3 July 2007, which was subsequently extended on 31 July 2007. Furthermore, in late August 2007, AVS publicly announced its suspension of delivery of the audiovisual signal to Mediapro, due to its reiterated infringements. However, La Sexta freeview operator (a company at the time subsidiary of Mediapro), continued to broadcast freeview matches.

On 28 September 2007, Mediapro replied to the claim and issued a counter-claim against the other signatories of the agreement dated 24 July 2006, alleging that this agreement was null and void.

On 8 October 3007, First Instance Court No. 36 in Madrid upheld the interim measures requested by AVS against Mediapro, declaring that the First Division Club rights for the 2007/2008 season, covered by the interim measure, belonged to AVS; it resolved that "Mediapro be forbidden, during the 2007/08 football season, to make any disposal and exploitation of the audiovisual rights assigned to AVS, except for any legitimate use of said rights further to the legal relationship arising from the Agreement of 24 July 2006". In compliance with this court order, AVS provided a deposit before the Court of EUR 50 million, to secure compliance with its contractual obligations. The order of 8 October 2007 was overruled by the Provincial Appellate Court of Madrid in July 2008, and the foregoing deposit remained at the disposal of the First Instance Court until completion of the procedure to settle loss and damage. This procedure depends on the final resolution adopted in the main suit.

In a judgment dated 15 March 2010, the Court upheld AVS's claim in full, rejecting the counter-claim brought by Mediapro against AVS, PRISA and TVC. Moreover, the Court ordered Mediapro to pay to AVS more than EUR 95 million as amounts outstanding in favour of AVS, according to the provisions established in the agreement of 24 July 2006, including the loss and damage arising from said infringements. The judgment also ordered Mediapro to provide AVS with the agreements signed by Mediapro with the football clubs, and to inform the latter of said contractual assignment to AVS.

This judgment was challenged in appeal by Mediapro and AVS applied for its provisional enforcement on 9 June 2010. In an Order dated 21 June 2010, the Court dispatched the enforcement requested, although it was suspended following the application and subsequent declaration of Mediapro's bankruptcy, which was being examined by Commercial Court No. 7 in Barcelona (Bankruptcy No. 497/2010).

In a judgment dated 14 November 2012, the Provincial Appellate Court of Madrid basically agreed with the instance decision, upholding Mediapro's appeal solely as regards the term of the agreement of 24 July 2006, which it declared terminated at the end of the 2008/2009 season.

Both AVS and Prisa TV have lodged a motion to vacate and appeal for procedural infringement before the Supreme Court against said judgment. The Supreme Court still has to rule on said appeal.

Further to the bankruptcy proceedings, AVS filed another claim against Mediapro before Commercial Court No. 7 in Barcelona, claiming EUR 97 million for damages not covered by the judgment of 15 March 2010. These proceedings have been suspended, given that the Judge has declared the need for a preliminary ruling in civil matters, in an Order dated 22 September 2010, which has been challenged on appeal by AVS. The Provincial Appellate Court has upheld the Court's decision, which is why the proceedings remain suspended until the preliminary ruling is completed.

Likewise, AVS has brought other incidental claims in the bankruptcy proceedings, which have been rejected in various resolutions; AVS has lodged the relevant remedies of appeal against these decisions.

On 23 December 2011, Commercial Court No. 7 in Barcelona delivered a judgment, rejecting AVS's challenge, and approved the advanced creditors´ agreement proposal. As a result, bankruptcy effects ceased and 23 April 2012 was scheduled as the initial effective date of the creditors´ agreement.

AVS has brought a remedy of appeal against the judgment of Commercial Court No. 7 in Barcelona and, at the same time, against all the resolutions delivered in the course of the creditors´ agreement which, pursuant to the provisions of the Bankruptcy Act, are subject to appeal at the current procedural stage, and which have rejected the incidents filed by AVS, seeking to adequately integrate the bankruptcy debit and credit assets.

The Provincial Appellate Court of Barcelona, in an order dated 30 September 2013, overruled a prior resolution of Commercial Court No. 7 in Barcelona, which had granted interim measures to AVS, as security of up to EUR 230,334 thousand, without requiring that AVS provide a deposit to cover its part. This means that, at the end of the 35-month waiting period determined in the approved creditors´ agreement, Mediapro will deposit this amount into the consignment account held by Commercial Court No. 7, or will secure payment thereof by providing a bank guarantee, insofar as the contingency affecting AVS' credits no longer exists, given that the final outcome of the amount consigned or guaranteed is dependent upon the outcome of the litigation. Mediapro has filed an incident of annulment of proceedings with respect to the order delivered by the Provincial Appellate Court of Barcelona on 30 September 2013; this application was expressly rejected by said Provincial Appellate Court in an order delivered on 18 December 2013.

All other appeals are pending resolution by the Provincial Appellate Court of Barcelona.

By means of a resolution adopted by the former Investigation Directorate of the Spanish Competition Commission ["Comisión Nacional de Competencia" (CNC), currently "Comisión Nacional de los Mercados y la Competencia" (CNMC)] on 7 December 2012, it was agreed to file sanctioning proceedings for conduct forbidden in Articles 1 and 2 of the Spanish Competition Act ["Ley de Defensa de la Competencia" (LDC)], and Articles 101 and 102 of the Treaty on the Functioning of the European Union (TFEU) against DTS, Distribuidora de Televisión Digital, S.A. ("DTS"), Telefónica S.A. and Mediapro, in relation to the commercialization of Canal+ Liga and Canal+ Liga de Campeones, under reference number S/0436/12. At present, the petition for an agreement to terminate the proceedings, according to the commitments proposed by DTS to which Telefónica, S.A. adherered, has been rejected

by the Antitrust Division ["Sala de Competencia"] of the CNMC, who has requested the Investigation Directorate to pursue the proceeding.

Pursuant to the provisions established in the agreement signed on 31 July 2013 by DTS and Mediapro, DTS has subjected to arbitration conducted by the International Court of the International Chamber of Commerce in Paris the resolution of its current dispute with Mediapro regarding "effective verification" of the purchase cost of the respective "audiovisual rights", provided by DTS and Mediapro under the agreement of 16 August 2012; this agreement regulates the television exploitation of the First and Second Division League National Championship and Copa de S.M. el Rey (except the final) for the 2012/2013 - 2014/2015 seasons, both inclusive.

In its claim, filed on 19 August 2013, DTS is requesting that the Court, depending on the outcome of this verification, definitively establish the amount of consideration and payments to be made by DTS and Mediapro for the three sports seasons regulated in the agreement of 31 July 2013,including in its arbitral award any adjustments required in such consideration and payments, as well as ordering a return to DTS of the excess amount paid during the seasons already completed at the delivery date of the arbitral award, together with default interest. In turn, Mediapro has filed a counter-claim against DTS requesting, amongst others, that effective verification of the costs be limited to the first two seasons of the three foreseen in the agreement of 16 August 2012. DTS has replied to this claim.

At present, the Arbitration Court has set the timetable for the procedure. Under the ICC Rules, the award should be issued no later than six months from the signing of the Terms of Reference ["Acta de Misión"], that is, before 28 October, 2014.

Additionally, on March 20, 2014 DTS requested the adoption of cautionary measures against Mediapro consisting in, as main request, the delivery of a guarantee in favour of DTS for EUR 109,784 to secure the compliance of a possible sentence to a refund of any premium or adjustment already paid by DTS (from the start of the 2012/13 season and the submission of the application), and, as an additional request, the delivery of another guarantee of EUR 71,659 thousand to meet the performance of an eventual sentence to a refund of any premium that DTS might pay Mediapro from the submission of the application until the conclusion of 2014/15 season.

Furthermore, DTS has claimed from Cableuropa, S.A.U. (ONO) an amount of EUR 3,453 thousand to a partial breach of the payment obligation foreseen in the agreement signed by DTS and ONO on 28 September 2012, allowing a non-exclusive broadcasting in ONO's television services of "Canal+ Liga" over the 2012/13 to 2014/15 seasons, both inclusive. First Instance Court No. 46 in Madrid was entrusted with the matter, but ONO submitted a declinatory plea based on territorial incompetence and by order dated February 20, 2014, the Madrid Court has found the Pozuelo de Alarcón First Instance Courts competent.

In its reply to the claim, ONO announced the existence of another claim filed by it against DTS in the Commercial Courts of Madrid regarding the legality of the guaranteed minimum specified in the abovementioned 28 September 2012 agreement This claim has been entrusted to Commercial Court No. 3 in Madrid, where admission of the claim is pending.

Additionally, the European Commission resolved on January 13, 2014, to initiate proceedings for the assessment of whether certain agreements signed by DTS with the major studios in the U.S. may infringe Article 101 TFEU and Article 53 of the Agreement on the European Economic Area. The initiation of proceedings does not mean that the Commission has proof of infringement, but simply wants to treat the matter as a priority.

Grupo Godó de Comunicación, S.A., holding 18.37% of Prisa Radio, S.L. ("Prisa Radio"), and Mr. Javier Godó Muntañola and Mr. Carlos Godó Valls, external proprietary directors of Prisa Radio, have filed a claim to challenge the resolutions adopted on 5 and 18 December 2013 by the Board of Prisa Radio, regarding renewal of the personal guarantee granted by the company in relation to the agreements to restructure and extend Prisa's financial debt, which were formalised in a public deed on 11 December 2013 by Prisa and all of its banks and creditor financial institutions. Once the claim has been replied and the preliminary hearing held, the Commercial Court No. 4 of Madrid, who has been entrusted with the procedure, has scheduled the trial on April 15, 2015.

The Company's Directors, internal and external legal advisors do not believe that resolution of this litigation will entail any relevant liabilities not registered by the Company.

In addition, the Company has other litigation for smaller amounts. The Directors, internal and external advisors do not consider that any relevant liabilities will arise from this litigation.

(19) EVENTS AFTER THE BALANCE SHEET DATE

A resolution was passed at the Ordinary Shareholders Meeting of Prisa held on June 30, 2012 to issue bonds mandatorily convertible into newly-issued Class A common shares with exclusion of pre-emption rights at a fixed conversion rate (1 share per EUR 1.03). This issue was carried out in July and entailed two tranches: Tranche A for EUR 334 million aimed at creditor banks via the cancellation of financial debt and Tranche B for EUR 100 million to be paid in cash by Telefónica, S.A. and it was mandatory conversion on July 7, 2014.

In order to meet the mandatory conversion of all the convertible bonds in July 2014, Prisa:

(i) has issued 421,359,217 new Class A common shares, whose total aggregate issue price amounts to EUR 433,999,993.51, and
(ii) will pay in cash a total aggregate amount of 6.49 euros, as consideration for the fractions resulting from the calculation of the relevant shares to be delivered to the holders of the Bonds.

As a result of the total mandatory conversion and the capital increase in the amount of EUR 42,135,921.70, Prisa share capital has been set at the amount of EUR 183,364,600.70, represented by 1,833,646,007 Class A common shares, of €0.10 par value each, numbered consecutively from 1 to 1,833,646,007. The bonds will be fully amortized.

On June 20th, 2014, the Spanish Council of Ministers received a proposal from the Ministry of the Finance and Public Administrations regarding four preliminary drafts to reform the Spanish tax system that included, among other measures, a reduction of the general corporate income tax rate from 30% to 28% in tax year 2015 and to 25% from January 1st, 2016. At the

date of the approval of these condensed consolidated financial statements, the corresponding laws have not been passed yet by General Courts. The Group will evaluate the impact derived from the aforementioned tax reform once the laws are approved. This reform could result in a significant and potential negative impact in relation with the deferred tax assets registered in the accompanying condensed consolidated financial statements according to current legislation.

On July 14, 2014 Grupo Media Capital SPGS, S.A. issued bonds totaling EUR 75 million at a variable interest and a maturity period of five years. This issuance is part of the refinancing process of the bank debt of the company in order to reduce costs and extend maturity periods.

The Board of Directors of Prisa held on July 22, 2014 has approved a capital increase for a total value of Euro 99,999,999.85, which corresponds to a total amount of the nominal value and share premium of Euro 0.53 per share. The share capital increase will be subscribed by Consorcio Transportista Occher, S.A. de C.V. ("Occher") and fully disbursed by means of a capital contribution at the time of the subscription.

The capital increase will be formalized through the issuance of a total of 188,679,245 Class A shares, of Euro 0.10 nominal value each with a share premium of Euro 0.43 per share and excluding the pre-emption right for subscription of shares.

Occher is a company related to Roberto Alcántara Rojas, director of Prisa and member of its delegated committee since February 24, 2014. Mr. Alcántara is signatory of Prisa shareholders' agreement published on April 28, 2014 and composes the company's partner of reference.

The capital increase will be executed once the compulsory report of the accounts auditor appointed by the Commercial Registry on the fair value of the shares, the book value ("valor teórico") of the pre-emption right for subscription of shares proposed to be excluded and the reasonableness of the data contained in the directors' report drafted for these purposes by the board of directors is obtained.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Directors' Report for the six months ended June 30, 2014

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES
CONDENSED CONSOLIDATED DIRECTOR'S REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2014

1. BUSINESS PERFORMANCE

The *most significant events* in the period from January to June 2014 were as follows:

- Group revenues totaled EUR 688.0 million and Ebitda was EUR 88.4 million.

- **Latam** activities show solid growths in local currency but impact of exchange rates was negative. Latam revenues represented 46% of total revenues of the Group (50% at constant currency).

- In **Education**, in the first half of 2014 almost all campaigns from the South area were closed and showed a good performance in local currency. The Campaigns of Spain, Mexico and the institutional sale from Brazil are in placement phase (Spain) and promotion (Mexico and Brazil). In Spain in the first half of 2014 there is a delay in sales compared to 2013. New education law is not being implemented at the same pace in different regions. Despite difficulties, the delay is expected to be corrected in the coming months. Digital education systems (UNO) continue their development in Brazil, Mexico & Colombia improving their profitability. Revenue decreased by 7.4%. Revenues excluding the trade publishing business increased by 1.2% in local currency: Brazil (-0.7%), Chile (+13.9%), Argentina (+29.9%), Ecuador (+37.2%), Central North America (+21.3%), Central South America (+38.7%). Exchange rate has a negative impact on revenues of EUR 45.4 million in the first half of 2014. Ebitda decreased by 3.8%. Excluding the trade publishing business and redundancies the Ebitda grew by 5.4% in local currency, with a negative impact of exchange rates of EUR 13.2 million.

- In **Radio**, advertising in Spain grew by 0.9% and showed a significant improvement in the second quarter of the year (-2.9% 1Q; +3.9% 2Q). Advertising in Latin America grew in local currency in all countries. Reported results were negatively impacted by exchange rates (with a negative effect of EUR 8,4 million at the revenue level) and the change in the consolidation method of México and Costa Rica, which started to be equity accounted from being integrated under the proportionate method previously. Excluding these impacts, advertising revenues from Radio in Latam would have increased by 12.8%. Ebitda was EUR 20.7 million (+8.9%) (maintaining the consolidation perimeter and excluding redundancies Ebitda was EUR 28.0 million (+34.8%) with a negative impact of EUR 1.6 million resulting from exchange rates).

- In Press, advertising revenues were reduced by 4.1%, (El País -7.4% and AS +11.7%) with a significant improvement in the second quarter (-10.6%1Q; +1.4%2Q). Digital advertising revenues increased by 17.3% and represented a 28.9% of the total advertising revenues of the unit. It is worth highlighting the strength of AS, where digital advertising revenues grew by 24.6% and represented more than 50% of total advertising revenues. Circulation revenues fell by 14.7%. Ebitda reached EUR -4.2 million (excluding redundancies was EUR 7.3 million (-35.6% compared to the first half of 2013)).

- Regarding **Media Capital**, advertising revenues increased by 16.7% in the first half of 2014. Ebitda was EUR 18.3 million euros and grew by 9.5% due to the stability of revenues and a strong effort in cost control (excluding redundancies was EUR 19.4 million euros and grew by 9.7%).

- The Group continues its progress on the **digital development**. In the press division digital advertising represented a 29% of advertising revenues. Average unique browsers to the Group web sites grew by 19%, reaching more than 88 million.

- Within this economic environment, the Group continues to **reduce costs and control capex**, which is being reduced to minimum levels to concentrate resources into growth areas, mainly Education. The Group is maintaining a strict cost control policy and is adapting its production structures to business performance with the aim of maintaining liquidity and profitability of business.

- Additionally, the Group continues with its focus on the execution of the debt reduction plan and during the first half of 2014 made several operations such as the placement of a pack of shares of Mediaset España Comunicación, S.A. or the agreement signed with Telefónica de Contenidos, S.A.U for the sale of 56% of DTS.

2. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

The activities of the subsidiaries of the Group and therefore its operations and results are subject to risks that can be grouped into the following categories:

- Strategic and operational risks.
- Financial risks.

Strategic and operational risks of the business of the Group

Macroeconomic risks-

The economic situation of Spain and Portugal has experienced an important slodown and volatility in recent years. Although from year-end 2013, a change in this trend was shown. This change in the trend is expected to be consolidated in 2014.

Main consumption indicators in these countries have been significantly deteriorated, and have impacted and still could impact in the future spending by customers on the products and services of the Group, including advertisers, subscribers to the pay TV platform

(business that is currently in sales process, as described in the accompanying explanatory notes) and other consumers of the content offerings of Prisa.

Furthermore, the activities and investments of Prisa in Latin America are exposed to the evolution of the various macroeconomic parameters of each country including a potential decline in consumption as a result of a slowdown in the growth rate of these countries in the medium term. Group results in Latin America have been negatively impacted by the weakness of the exchange rate in the region since mid-year 2013; this impact has begun to soften in the second quarter of 2014.

Decline in advertising markets-

A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and perspectives.

A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly Radio and Press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to perform frequent reviews and adjustments in its cost base.

Piracy-

Revenue from the exploitation of content and royalties owned by the Group are affected by illicit access to them via the internet or copy, which primarily affects the pay Tv business and book publishing.

Competition risk-

The businesses of audiovisual, education, radio and press in which Prisa operates are highly competitive industries. The ability to anticipate and adapt to new needs and customer demands, influences the position of the Group's businesses compared to other competitors.

Drop of circulation-

Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other contents.

Sector regulation-

Prisa operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-

The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-

Prisa is involved in significant litigations, mainly in the Audiovisual area *(see note 18)*, some of which relate to DTS and could result in a future adjustment on the price of the sale purchase agreement. Additionally, Prisa is exposed to liabilities for the content of their publications and programs.

Digital activity and safety net systems-

Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risks-

In order to maintain and increase its businesses and competitiveness, Prisa must adapt to technological advances, for which research and development are key factors. Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Financial Risks

Financing risks -

The financial obligations of the Group are described in note 9 "*Financial Liabilities*" of the accompanying Prisa explanatory notes.

As is described in that note, in the month of December of 2013 the Group signed a debt refinancing agreement which represents an extension of maturities, improving the flexibility in the process of debt reduction and enhancing its liquidity profile.

The improvement in the liquidity profile was derived from a new credit facility amounting of EUR 353 million signed with certain institutional investors to cover medium term liquidity needs, and from the significant reduction of interests paid in cash.

The refinancing agreement includes several commitments of debt reduction, for which compliance the Group has different alternatives including the sale of non-strategic assets, repurchase debt at a discount in the market, the leverage of operating assets, transfers debt between tranches and other corporate transactions. The contract contains automatic mechanisms that prevent its early termination, in certain situations, in case of such commitments are not met, which gives stability to the capital structure of the Group.

As described in the accompanying explanatory notes, the Group made several operations during the first half of 2014 framed in its commitment to reduce debt such as the placing of a pack of shares of Mediaset España Comunicación, S.A. used to buy back an amount of debt of EUR 164,959 thousand at a price of 72.38%, and the agreement signed with Telefónica de Contenidos, S.A.U for the sale of the 56% stake of DTS held by Prisa, amounting to EUR 750 million, subject to usual adjustments in these transactions until the transaction is closed. This operation is subject to the prescriptive authorization of the anti-trust authorities.

According to the contracts governing borrowing conditions and stipulated requirements, Prisa must meet certain commitments and financial leverage ratios (covenants). These contracts also include cross-default disposals. Additionally, the current refinancing incorporates legal decision making mechanisms by qualified majorities in negotiation processes that previously were subject to unanimous consent of the financial institutions.

As of June 30, 2014, despite the closing of the refinancing process that took place last December, 2013, the high levels of the Group bank debt (EUR 3,305 million), imply certain risks:

- increasing the vulnerability to general economic downturns and adverse industry conditions;
- requiring a portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
- exposing the Group to the risk of increased interest rates, as a part of the borrowings are at variable rates of interest; and
- limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

Equity situation of the parent company of the Group-

As a result of the agreement for the sale of 56% of DTS, the parent company of the Group has registered a loss of EUR 750,383 thousand and at June 30, 2014 is in an equity imbalance situation. The net equity of Prisa is negative in EUR 593,513 thousand, what implied that, according to the Corporate Enterprises Act, the Company is in cause of dissolution.

In order to reestablish the equity imbalance situation, Prisa´s restructuring agreement foresees an automatic mechanism of automatic conversion of a portion of Tranche 3 of the Company´s debt into equity loans in an amount sufficient to compensate for this imbalance. This amount will be calculated at the time of the conversion.

The conversion date of debt into equity will be five business days before the date when, according to the Spanish Companies' Act, the two-month deadline to accomplish the necessary measures to restore the equity balance is met, that is, five business days before the end of the two-month period from the date on which the Company´s directors become aware of this capital impairment situation, that is, the date of the approval of the accounts that reflect that situation.

Liquidity Risk-

The adverse macroeconomic situation, with significant drops in advertising, circulation and pay Tv subscribers, is having a negative impact on the ability of the Group's cash generation in the last years, mainly in Spain. The advertising-dependent businesses have a high percentage of fixed costs and drop in advertising revenue significantly impact on margins and cash position, hindering the implementation of additional measures to improve the operational efficiency of the Group. Similarly, a negative evolution of the pay TV business, would directly impact its liquidity, which could result in additional financing needs that would increase in case the closing of the transaction is delayed.

As part of the debt refinancing agreement signed in December 2013, the Group obtained additional credit facilities amounting EUR 353 million to meet its liquidity requirements in the medium term.

The Group thoroughly analyzes receivables and payments of its activities and maturity of financial and commercial debt. In relation with the commercial credit risk, the Group evaluates the aging of the debt and constantly manages receivables.

Additionally, the group analyzes on a recurrent basis other financing sources to cover short and medium term liquidity needs.

Minority interests -

There are significant minority interests in some cash generating companies, to highlight education, radio and pay TV. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend.

Interest rates risk exposure-

Approximately 40% of its bank borrowings terms are at variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, in order to reduce its exposure, the Group arranges interest rate hedges.

Fluctuations in foreign exchange rates-

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk, as far as there are available credit facilities, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets which are reviewed on a monthly basis, in order to reduce volatility in cash flows transferred to the Parent from foreign subsidiaries.

Tax risks-

Tax risks the Group are related to a possible different interpretation of the rules that could make the competent tax authorities, as well as the ability to generate sufficient taxable income to allow the recoverability of the tax credits arising from carry forward of tax losses, the limitation of the deductibility of interest and depreciation expenses and tax deductions.

On June 20th, 2014, the Spanish Council of Ministers received a proposal from the Ministry of the Finance and Public Administrations regarding four preliminary drafts to reform the Spanish tax system that included, among other measures, a reduction of the general corporate income tax rate from 30% to 28% in tax year 2015 and to 25% from January 1st, 2016. At the date of the approval of these condensed consolidated financial statements, the corresponding laws have not been passed yet by General Courts. The Group will evaluate the impact derived from the aforementioned tax reform once the laws are approved. This reform could result in a significant and potential negative impact in relation with the deferred tax assets registered in the accompanying condensed consolidated financial statements according to current legislation.

3. OUTLOOK

The media industry is highly sensitive to the performance of the main macroeconomic variables (GDP), consumer spending and, especially, the advertising cycle.

Advertising in Spain and Portugal continued to perform negatively in 2013, although there has been a deceleration in the pace of decline since the second quarter of 2013 in Spain, trend which is maintained during the beginning of 2014 and is expected to continue for the rest of the year according to the main market sources. In 2014, a stabilization of advertising expenditure in Spain or even slight growths in certain sectors are expected. Regarding the press sector, falls in advertising expenditure are expected to continue, although lower than those in 2013. Recovery in the Portuguese advertising market during the first half of 2014 is clearer than in Spain.

In Latin America, GDP performed positively and the countries where the Group operates recovered the pre-world crisis levels, although the Group has exposure to the performance of those countries' macroeconomic parameters, including a potential decrease in consumer spending as a result of a slowdown in the pace of growth in the medium term. Group results in Latin America have been negatively impacted by the weakness of the exchange rate in the region since mid-year 2013; this impact has begun to soften in the second quarter of 2014. Excluding the impact of the Exchange rate, Latam performance showed solid growths in most of the countries.

Although the Prisa Group's exposure to advertising is limited as a result of diversification (34.6% of total revenues during the first half of 2014, excluding revenues of Canal +), the businesses that depend on this have a large percentage of fixed costs and the fall in advertising revenues has a significant effect on results, narrowing the Group's margins and worsening its cash position.

In Spain, the Group's advertising revenues decreased by 2.4% in 2013, although there was an improvement during the year, which accelerated in the fourth quarter, with 12.3% growth (-15.7% in 1Q). During the first half of 2014, advertising revenues in Spain decreased by 1.5% (+2.6% in 2Q). In the case of Portugal, the Media Capital income increased by 16.7% in the first half of the year (+26.4% in 2Q).

During the first half of 2014, Latin America and USA accounted for 45.9%of total revenues of the Group (+0.7% maintaining the consolidation perimeter) and 89.7% of Ebitda.

Prisa has other businesses that are less dependent on the economic cycle which continue to grow, especially in Latin America, such as textbooks, which accounted for 47.2% of the Group's total revenues and 78.6% of Ebitda in the first half of 2014. In Latin America, revenues decreased by 11.8% in the first half of 2014 (+4.4% at constant exchange rates). The publishing business continues to focus on expanding the digital education systems, especially in countries such as Mexico, Colombia and Brazil. Evolution of the south educational campaigns in local currency was positive. The Spanish campaign is being delayed compared to the previous year due to uncertainties derived from the implementation of the educational reform in the different autonomous communities.

Digital viewing grew significantly (88.5 million unique visitors at June 30, 2014, i.e. +19.2% year-on-year). The company will continue to focus on increasing digital development in all its business units. Specifically, the press area will continue to focus on making as much profit as possible with the leadership of its newspapers such as El País and As not only in Spain but also in the Latin American market.

The digital advertising increased by 13.7% in the first half of 2014 and in the press business represented 29% of total advertising revenues.

The pay TV revenues (registered as "Loss after tax from discontinued operations" in the consolidated income statement) decreased by 2.3% in the first half of 2014 and 75.4% Ebitda mainly due to the negative evolution of number of subscribers in the half and increased football costs.

Within this economic environment, the Group continues to reduce costs and control capex, which is being reduced to minimum levels to concentrate resources into growth areas, mainly Education. The Group is maintaining a strict cost control policy and is adapting its production structures to business performance with the aim of maintaining liquidity and profitability of business.

Additionally, the Group continues its focus on the execution of the debt reduction plan and during the first half of 2014 made several operations such as the placement of a pack of shares of Mediaset España Comunicación, S.A. or the agreement signed with Telefónica de Contenidos, S.A.U for the sale of 56% of DTS.

ANNEX I

GENERAL

1st	HALF-YEARLY FINANCIAL REPORT FOR YEAR	2014

CLOSING DATE OF PERIOD 06/30/2014

I. IDENTIFICATION DATA

Registered Company name: PROMOTORA DE INFORMACIONES, S.A.

Registered address:	Tax ID no. (CIF)
GRAN VÍA, 32 - 6ª planta	A28297059

II. SUPPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED PERIODIC INFORMATION

Explanation of the main modifications with respect to the previously released periodic information:

(complete only in the situations indicated in section B) of the instructions)

In accordance with IFRS 5, for purposes of comparison the condensed consolidated income statement and condensed consolidated cash flow for the six months ended June 30, 2013 were restated to present DTS as a discontinued operation.

In accordance with the national accounting regulation, the income statement of the parent company was restated as of June 30, 2013 to present the impairment of DTS as a discontinued operation.

III. DECLARATION/(S) BY THE PERSONS RESONSIBLE FOR THE INFORMATION

Hasta donde alcanza nuestro conocimiento, las cuentas anuales resumidas que se presentan, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen las imagen fiel del patrimonio, de la situación financiera y de los resultados del emisor, o de las empresas comprendidas en la consolidación tomadas en su conjunto, y el informe de gestión intermedio incluye un análisis fiel de la información exigida.

Observations on the above statement/(s):

Person/(s) assuming responsibility for this information:

Pursuant to the authority delegated by the Board of Directors, the Board secretary certifies that the half-yearly financial report has been signed by the directors

Individual/Corporate name	Office
MR. JUAN LUIS CEBRIÁN ECHARRI	CHAIRMAN
MR. MANUEL POLANCO MORENO	VICEPRESIDENT
MR.FERNANDO ABRIL-MARTORELL HERNÁNDEZ	CHIEF EXECUTIVE OFFICER
MR. JOSE LUIS LEAL MALDONADO	DIRECTOR
MR. BORJA PÉREZ ARAUNA	DIRECTOR
MR. ROBERTO ALCÁNTARA ROJAS	DIRECTOR
MS. AGNÉS NOGUERA BOREL	DIRECTOR
MS. ARIANNA HUFFINGTON	DIRECTOR
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	DIRECTOR
MR. ALAIN MINC	DIRECTOR
MR. JUAN ARENA DE LA MORA	DIRECTOR
MR. ERNESTO ZEDILLO PONCE DE LEÓN	DIRECTOR
MR. EMMANUEL ROMÁN	DIRECTOR
MR. CLAUDIO BOADA PALLARÉS	DIRECTOR
MR. JOHN PATON	DIRECTOR
MR. JOSÉ LUIS SAINZ DÍAZ	DIRECTOR

Date this half-yearly financial report is signed by the competet governing body: 22/07/2014

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

ASSETS		PRESENT PER. 06/30/2014	PREVIOUS PER. 12/31/2013
A) NON-CURRENT ASSETS	0040	**2,741,769**	**4,375,601**
1. Intangible assets:	0030	2,349	3,057
a) Goodwill	0031		
b) Other intangible assets	0032	2,349	3,057
2. Property, plant and equipment	0033	859	884
3. Investment properties	0034		
4. Long-term investmenst in group companies and associates	0035	2,325,814	3,961,503
5. Long-term financial investments	0036	13	13
6. Deferred tax assets	0037	412,734	410,144
7. Other non-current assets	0038		
B) CURRENT ASSETS	0085	**1,137,785**	**558,391**
1. Non-current assets held for sale	0050	742,875	
2. Inventories	0055		
3. Trade and other receivables:	0060	31,833	38,428
a) Trade receivables for sales and services	0061	28,056	29,434
b) Other receivables	0062	1,037	859
c) Current tax assets	0063	2,740	8,135
4. Short-term investments in group companies and associates	0064	223,359	320,920
5. Short-term financial investments	0070	120,566	120,000
6. Current accrual accounts	0071	3,573	3,822
7. Cash and cash equivalents	0072	15,579	75,221
TOTAL ASSETS (A+B)	0100	**3,879,554**	**4,933,992**

EQUITY AND LIABILITIES		PRESENT PER. 06/30/2014	PREVIOUS PER. 12/31/2013
A) EQUITY (A.1+ A.2+ A.3)	0195	**(593,513)**	**209,865**
A.1) CAPITAL AND RESERVES	0180	**(593,513)**	**209,865**
1. Share Capital:	0171	141,229	105,266
a) Authorized capital	0161	141,229	105,266
b) Less: Uncalled capital	0162		
2. Share premium	0172	835,345	781,815
3. Reserves	0173	77,802	77,976
4. Less: Treasury stock	0174	(239)	(518)
5. Profit/loss brought forward	0178	(1,282,368)	(685,793)
6. Other shareholder contributions	0179		
7. Net income for the year	0175	(846,929)	(596,576)
8. Less: Interim dividend	0176		
9. Other equity instruments	0177	481,647	527,695
A.2) VALUATION ADJUSTMENTS	0188	**0**	**0**
1. Available for sale financial assets	0181		
2. Hedging transactions	0182		
3. Other	0183		
A.3) GRANTS, DONATIONS AND GIFTS RECEIVED	0194		
B) NON-CURRENT LIABILITIES	0120	**3,472,535**	**3,515,629**
1. Long-term provisions	0115	351,326	351,460
2. Long-term debts	0116	2,999,820	3,105,271
a) Bank borrowings and bonds and other negotiable securities	0131	2,998,372	3,103,442
b) Other non-current financial liabilities	0132	1,448	1,829
3. Long-term payable to group and associates companies	0117	121,389	58,898
4. Deferred tax liabilities	0118		
5. Other non-current liabilities	0135		
6. Long- term acrual accounts	0119		
B) CURRENT LIABILITIES	0130	**1,000,532**	**1,208,498**
1. Non-current liabilities held for sale	0121		
2. Short-term provisions	0122		
2. Short-term payables	0123	57,276	84,855
a) Bank borrowings and bonds and other negotiable securities	0133	45,277	31,523
b) Other financial liabilities	0134	11,999	53,332
4. Current payables to group and associates companies	0129	914,905	1,088,961
5. Trade and other payables	0124	28,351	34,682
a) Suppliers	0125	201	283
b) Other accounts payable	0126	21,309	21,882
c) Current tax liabilities	0127	6,841	12,517
6. Other current liabilities	0136		
7. Current accrual accounts	0128		
TOTAL EQUITY AND LIABILITIES (A+B+C)	0200	**3,879,554**	**4,933,992**

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL INCOME STATEMENT
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			CURRENT CUMULATIVE 06/30/2014		PREVIOUS CUMULATIVE 06/30/2013	
			Amount	%	Amount	%
(+)	Revenues	0205	11,039	100.00%	27,860	100.00%
(+/-)	Variation in inventories of finished products and products in process	0206		0.00%		0.00%
(+)	Own work capitalized	0207		0.00%		0.00%
(-)	Suppliers	0208		0.00%		0.00%
(+)	Other operating revenues	0209	44	0.40%	11	0.04%
(-)	Staff costs	0217	(3,599)	-32.60%	(9,537)	-34.23%
(-)	Other operating expenses	0210	(17,922)	-162.35%	(7,295)	-26.18%
(-)	Depreciation and amortization charge	0211	(733)	-6.64%	(1,446)	-5.19%
(+)	Allocation of grants for non-financial assets and others	0212		0.00%		0.00%
(+)	Overprovision	0213		0.00%		0.00%
(+/-)	Impairment and results on fixed asset disposals	0214		0.00%		0.00%
(+/-)	Other income	0215		0.00%		0.00%
=	**PROFIT FROM OPERATIONS**	0245	**(11,171)**	-101.20%	**9,593**	34.43%
(+)	Finance income	0250	51,591	467.35%	4,317	15.50%
(-)	Finance costs	0251	(89,976)	-815.07%	(65,548)	-235.28%
(+/-)	Change in value of financial instruments	0252	395	3.58%	2,556	9.17%
(+/-)	Exchange differences (net)	0254	(2)	-0.02%	393	1.41%
(+/-)	Impairment and results on disposals of financial instrument	0255	(11,982)	—	(9,419)	-33.81%
=	**NET FINANCIAL INCOME**	0256	**(49,974)**	—	**(67,701)**	-243.00%
=	**PROFIT (LOSS) BEFORE TAX**	0265	**(61,145)**	—	**(58,108)**	-208.57%
(+/-)	Income tax	0270	-15,668	-141.93%	10,517	37.75%
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	0280	**(76,813)**	—	**(47,591)**	-170.82%
(+/-)	Net income for the year from discontinued operations net of tax	0285	(770,116)	-6976.32%	(123,029)	-441.60%
=	**PROFIT (LOSS) FOR THE YEAR**	0300	**(846,929)**	—	**(170,620)**	-612.42%

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)
Basic	0290	(0.71)	(0.17)
Diluted	0295	(0.71)	(0.17)

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
3. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY
INDIVIDUAL STATEMENT OF RECOGNISED INCOME AND EXPENSE
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

		PRESENT PERIOD 06/30/2014	PREVIOUS PERIOD 06/30/2013
A) PROFIT (LOSS) FOR THE YEAR (from the income statement)	0305	(846,929)	(170,620)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	0310		
1. From measurement of financial instruments:	0320		
a) Financial assets held for sale	0321		
a) Other revenues/(expenses)	0323		
2. From cash flow hedges	0330		
3. Grants, donations and gifts received	0340		
4. From actuarial gains and losses and other adjustments	0344		
5. Other income and expense recognised directly in equity	0343		
6. Tax effect	0345		
C) TRANSFERS TO INCOME STATEMENT:	0350		
1. From measurement of financial instruments:	0355		
a) Financial assets held for sale	0356		
a) Other revenues/(expenses)	0358		
2. From cash flow hedges	0360		
3. Grants, donations and gifts received	0366		
5. Other income and expense recognised directly in equity	0365		
6. Tax effect	0370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	0400	(846,929)	(170,620)

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (1/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

PRESENT PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2014	3010	105,266	173,998	(518)	(596,576)	527,695	0	0	209,865
Adjustment for changes in accounting policy	3011								0
Adjustment for errors	3012								0
Adjusted opening balance	3015	105,266	173,998	(518)	(596,576)	527,695			209,865
Total recognised income/ (expense)	3020				(846,929)				(846,929)
Transactions with shareholders or owners	3025	35,963	53,790	279	0	0	0	0	90,032
Capital increases/ (reductions)	3026	35,963	11,955						47,918
2. Conversion of financial liabiities into equity	3027		41,575						41,575
3. Distribution of dividends	3028								0
4. Trading with own shares (net)	3029		260	279					539
5. Increases/ (reductions) for business combinations	3030								0
6. Other transactions with shareholders or owners	3032								0
III. Other changes in equity	3035	0	(597,009)	0	596,576	(46,048)	0	0	(46,481)
1. Share based payments	3036								0
2. Transfers between equity accounts	3037		(596,576)		596,576				0
3. Other variations	3038		(433)			(46,048)			(46,481)
Closing balance at 06/30/2014	3040	141,229	(369,221)	(239)	(846,929)	481,647	0	0	(593,513)

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (2/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

PREVIOUS PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2013 (comparative period)	3050	99,132	967,269	(727)	(685,793)	400,135	0	0	780,016
Adjustment for changes in accounting policy	3051								0
Adjustment for errors	3052								0
Adjusted opening balance (comparative period)	3055	99,132	967,269	(727)	(685,793)	400,135			780,016
Total recognised income/ (expense)	3060				(170,620)				(170,620)
Transactions with shareholders or owners	3065	549	3,670	197	0	0	0	0	4,416
Capital increases/ (reductions)	3066	549	(819)						(270)
2. Conversion of financial liabilities into equity	3067		4,267						4,267
3. Distribution of dividends	3068								0
4. Trading with own shares (net)	3069		222	197					419
5. Increases/ (reductions) for business combinations	3070								0
6. Other transactions with shareholders or owners	3072								0
III. Other changes in equity	3075	0	(321)	0	0	(9)	0	0	(330)
1. Share based payments	3076								0
2. Transfers between equity accounts	3077								0
3. Other variations	3078		(321)			(9)			(330)
Closing balance at 06/30/2013 (comparative period)	3080	99,681	970,618	(530)	(856,413)	400,126	0	0	613,482

IV. SELECTED FINANCIAL INFORMATION
5. INDIVIDUAL STATEMENT OF CASH FLOWS
2.(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			PRESENT PERIOD 06/30/2014	PREVIOUS PERIOD 06/30/2013
A)	**CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)**	0435	4,310	(42,694)
1.	**Profit (loss) before tax**	0405	(61,145)	(58,108)
2.	**Adjustments to profit (loss):**	0410	32,039	60,388
(+)	Depreciation and amortisation charge	0411	733	1,446
(+/-)	Other adjustments to income (nets)	0412	31,306	58,942
3.	**Changes in working capital**	0415	94,002	10,713
4.	**Other cash flows from operating activities:**	0420	(60,586)	(55,687)
(-)	Interest paid	0421	(8,651)	(34,648)
(+)	Dividends received	0422		0
(+)	Interest received	0423	3,395	5,757
(+/-)	Income tax recovered/(paid)	0430	823	(3,630)
(+/-)	Other sums received/(paid) from operating activities	0425	(56,153)	(23,166)
B)	**CASH FLOWS FROM INVESTING ACTIVITIES (1+2)**	0460	120,949	1,835
1.	**Payments for investments:**	0440	0	(52)
(-)	Group companies, associates and business units	0441		
(-)	Property, plant and equipment, intangible assets and investment properties	0442		(52)
(-)	Other financial assets	0443		
(-)	Other assets	0444		
2.	**Proceeds from disposals:**	0450	120,949	1,887
(+)	Group companies, associates and business units	0451	120,949	
(+)	Property, plant and equipment, intangible assets and investment properties	0452		
(+)	Other financial assets	0453		1,887
(+)	Other assets	0454		
C)	**CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3)**	0490	(184,901)	50,193
1.	**Sums received /(paid) in respect of equity instruments:**	0470	1,923	26
(+)	Issues	0471	1,805	26
(-)	Redemption	0472		
(-)	Acquisition	0473	(1,781)	
(+)	Disposal	0474	1,899	
(+)	Grants, donations and gifts received	0475		
2.	**Sums received /(paid) for financial liability instruments:**	0480	(186,824)	50,167
(+)	Issues	0481	28,081	50,167
(-)	Repayment and redemption	0482	(214,905)	
3.	**Payments of dividends and remuneration on other equity instruments**	0485		
D)	**EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES**	-1282388		
E)	**NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)**	-848929	(59,642)	9,334
F)	**CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD**	0499	75,221	14,241
G)	**CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)**	0500	15,579	23,575

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 6/30/2014	PREVIOUS PERIOD 6/30/2013
(+)	Cash and banks	0550	15,579	23,575
(+)	Other financial assets	0552		
(-)	*Less: Bank overdrafts repayable on demand*	0553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	0600	15,579	23,575

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (IFRS ADOPTED)

Units: Thousands of euros

ASSETS		PRESENT PER. 06/30/2014	PREVIOUS PER. 12/31/2013
A) NON-CURRENT ASSETS	1040	**1,958,642**	**4,929,071**
1. Intangible assets:	1030	758,844	2,767,702
a) Goodwill	1031	603,950	2,482,224
b) Other intangible assets	1032	154,894	285,478
2. Property, plant and equipment	1033	161,182	262,091
3. Investment properties	1034	399	393
4. Investments accounted for using the equity method	1035	513,074	597,264
5. Non-current financial assets	1036	43,506	52,789
6. Deferred tax assets	1037	478,023	1,244,006
7. Other non-current assets	1038	3,614	4,826
B) CURRENT ASSETS	1085	**2,542,556**	**1,774,861**
1. Non-current assets held for sale	1050	1,255,383	61
2. Inventories	1055	170,065	240,252
3. Trade and other receivables:	1060	917,847	1,252,197
a) Trade receivables for sales and services	1061	747,329	908,803
b) Other receivables	1062	170,518	343,394
c) Current tax assets	1063		
4. Other current financial assets	1070	138,008	142,911
5. Other current assets	1075	0	7
6. Cash and cash equivalents	1072	61,253	139,433
TOTAL ASSETS (A + B)	1100	**4,501,198**	**6,703,932**

EQUITY AND LIABILITIES		PRESENT PER. 06/30/2014	PREVIOUS PER. 12/31/2013
A) EQUITY (A.1+ A.2+ A.3)	1195	**(569,900)**	**1,569,326**
A.1) CAPITAL AND RESERVES	1180	**(508,163)**	**1,618,994**
1. Share Capital	1171	141,229	105,266
a) Authorized capital	1161	141,229	105,266
b) Less: Uncalled capital	1162		
2. Share premium	1172	835,345	781,815
3. Reserves	1173	491,918	538,126
4. Less: Treasury stock	1174	(239)	(518)
5. Profit/loss brought forward	1178	186,712	843,010
6. Other shareholder contributions	1179		
7. Profit (loss) for year attributable to parent company	1175	(2,163,128)	(648,705)
8. Less: Interim dividend	1176		
9. Other equity instruments	1177		
A.2) VALUATION ADJUSTMENTS	1188	**(4,793)**	**(12,451)**
1. Available for sale financial assets	1181		
2. Hedging transactions	1182		
3. Translation differences	1184	(4,793)	(12,451)
4. Other	1183		
EQUITY ATTRIBUTABLE TO THE PARENT COMPANY (A.1+ A.2)	1189	**(512,956)**	**1,606,543**
A.3) MINORITY INTERESTS	1193	(56,944)	(37,217)
B) NON-CURRENT LIABILITIES	1120	**3,364,697**	**3,524,740**
1. Grants	1117	1,029	1,317
2. Non-current provisions	1115	103,126	95,220
3. Non-current financial liabilities:	1116	3,191,528	3,345,664
a) Bank borrowings and bonds and other negotiable securities	1131	3,084,546	3,238,855
b) Other non-current financial liabilities	1132	106,982	106,809
4. Deferred tax liabilities	1118	22,239	29,654
5. Other non-current liabilities	1135	46,775	52,885
C) CURRENT LIABILITIES	1130	**1,706,401**	**1,609,866**
1. 'Non-current liabilities held for sale	1121	645,051	0
2. Current provisions	1122	9,053	11,141
3. Current financial liabilities:	1123	234,766	208,408
a) Bank borrowings and bonds and other negotiable securities	1133	220,449	162,227
b) Other financial liabilities	1134	14,317	46,181
4. Trade and other payables:	1124	795,637	1,315,057
a) Suppliers	1125	638,933	1,092,923
b) Other accounts payable	1126	156,704	222,134
c) Current tax liabilities	1127		
5. Other current liabilities	1136	21,894	75,260
TOTAL EQUITY AND LIABILITIES (A + B + C)	1200	**4,501,198**	**6,703,932**

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED INCOME STATEMENT (IFRS ADOPTED)

Units: Thousands of euros

			CURRENT CUMULATIVE 06/30/2014		PREVIOUS CUMULATIVE 06/30/2013	
			Amount	%	Amount	%
(+)	Revenues	1205	654,195	100.00%	728,652	100.00%
(+/-)	Variation in inventories of finished products and products in process	1206		0.00%		0.00%
(+)	Own work capitalized	1207	322	0.05%	606	0.08%
(-)	Suppliers	1208	(114,254)	-17.46%	(135,122)	-18.54%
(+)	Other operating revenues	1209	9,454	1.45%	11,420	1.57%
(-)	Staff costs	1217	(221,091)	-33.80%	(226,454)	-31.08%
(-)	Other operating expenses	1210	(271,020)	-41.43%	(287,701)	-39.48%
(-)	Depreciation and amortization charge	1211	(50,201)	-7.67%	(51,956)	-7.13%
(+)	Allocation of grants for non-financial assets and others	1212		0.00%		0.00%
(+/-)	Impairment and results on fixed asset disposals	1214	7,150	1.09%	(2,602)	-0.36%
(+/-)	Other income	1215		0.00%		0.00%
=	**PROFIT FROM OPERATIONS**	1245	**14,555**	2.22%	**36,843**	5.06%
(+)	Finance income	1250	48,879	7.47%	2,297	0.32%
(-)	Finance costs	1251	(97,214)	-14.86%	(76,636)	-10.52%
(+/-)	Change in value of financial instruments	1252	849	0.13%	3,499	0.48%
(+/-)	Exchange differences (net)	1254	(3,428)	-0.52%	(2,635)	-0.36%
(+/-)	Impairment and results on disposals of financial instrument	1255		0.00%		0.00%
=	**NET FINANCIAL INCOME**	1256	**(50,914)**	-7.78%	**(73,475)**	-10.08%
(+/-)	Profit (loss) from companies recorded by the equity method	1253	(3,997)	-0.61%	7,318	1.00%
=	**PROFIT (LOSS) BEFORE TAX**	1265	**(40,356)**	-6.17%	**(29,314)**	-4.02%
(+/-)	Income tax	1270	(23,400)	-3.58%	1,090	0.15%
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	1280	**(63,756)**	-9.75%	**(28,224)**	-3.87%
(+/-)	Net income for the year from discontinued operations net of tax	1285	(2,104,797)	-321.74%	(233,077)	-31.99%
=	**CONSOLIDATED PROFIT (LOSS) FOR THE YEAR**	1288	**(2,168,553)**	-331.48%	**(261,301)**	-35.86%
	a) Profit (loss) for year attributable to parent company	1300	(2,163,128)	-330.65%	(171,793)	-23.58%
	Minority interests	1289	(5,425)	-0.83%	(89,508)	-12.28%

	EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)
	Basic	1290	(1.81)	(0.17)
	Diluted	1295	(1.81)	(0.17)

In the half-yearly financial report for the first half of the year, the data for the current period will be the same as the cumulative data, so there is no need to enter them.

IV. SELECTED FINANCIAL INFORMATION

8. CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (IFRS ADOPTED)

Units: Thousands of euros

		PRESENT PERIOD 06/30/2014	PREVIOUS PERIOD 06/30/2013
A) CONSOLIDATED NET INCOME FOR THE YEAR (from income statement)	1305	(2,168,553)	(261,301)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	1310	(2,594)	(27,129)
1. From revaluation/(reversal of revaluation) of tangible fixed assets and intangible assets	1311		
2. From measurement of financial instruments:	1320		
a) Financial assets held for sale	1321		
a) Other revenues/(expenses)	1323		
3. From cash flow hedges	1330		
4. Translation differences	1334	(2,594)	(27,129)
5. From actuarial gains and losses and other adjustments	1344		
6. Companies accounted for by the equity method	1342		
7. Other income and expense recognised directly in equity	1343		
8. Tax effect	1345		
C) TRANSFERS TO INCOME STATEMENT:	1350		
1. From measurement of financial instruments:	1355		
a) Financial assets held for sale	1356		
a) Other revenues/(expenses)	1358		
2. From cash flow hedges	1360		
3. Translation differences	1364		
4. Companies accounted for by the equity method	1368		
5. Other income and expense recognised directly in equity	1363		
6. Tax effect	1370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	1400	(2,171,147)	(288,430)
a) Attributable to parent company	1398	(2,166,845)	(191,410)
b) Attributable to minority interests	1399	(4,302)	(97,020)

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (1/2)

Units: Thousands of euros

PRESENT PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2014	3110	105,266	1,635,256	(518)	(648,705)	527,695	(12,451)	(37,217)	1,569,326
Adjustment for changes in accounting policy	3111								0
Adjustment for errors	3112								0
Adjusted opening balance	3115	105,266	1,635,256	(518)	(648,705)	527,695	(12,451)	(37,217)	1,569,326
Total recognised income/ (expense)	3120		(11,375)		(2,163,128)		7,658	(4,302)	(2,171,147)
Transactions with shareholders or owners	3125	35,963	53,790	279	0	0	0	(12,916)	77,116
1. Capital increases/ (reductions)	3126	35,963	11,955						47,918
2. Conversion of financial liabilities into equity	3127		41,575						41,575
3. Distribution of dividends	3128							(12,869)	(12,869)
4. Trading with own shares (net)	3129		260	279					539
5. Increases/ (reductions) for business combinations	3130							(47)	(47)
6. Other transactions with shareholders or owners	3132								0
III. Other changes in equity	3135	0	(645,343)	0	648,705	(46,048)	0	(2,509)	(45,195)
1. Share based payments	3136								0
2. Transfers between equity accounts	3137		(648,705)		648,705				0
3. Other variations	3138		3,362			(46,048)		(2,509)	(45,195)
Closing balance at 06/30/2014	3140	**141,229**	**1,032,328**	**(239)**	**(2,163,128)**	**481,647**	**(4,793)**	**(56,944)**	**(569,900)**

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (2/2)

Units: Thousands of euros

PREVIOUS PERIOD		Equity attributable to parent company						Minority interests	Total Equity
		Equity					Adjustments for changes in value		
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments			
Opening balance at 01/01/2013 (comparative period)	3150	99,132	2,324,497	(727)	(255,033)		17,805	425,953	2,611,627
Adjustment for changes in accounting policy	3151								0
Adjustment for errors	3152								0
Adjusted opening balance (comparative period)	3155	99,132	2,324,497	(727)	(255,033)	0	17,805	425,953	2,611,627
Total recognised income/ (expense)	3160		(8,760)		(171,793)		(10,857)	(97,020)	(288,430)
Transactions with shareholders or owners	3165	549	3,670	197	0	0	0	(8,969)	(4,553)
1. Capital increases/ (reductions)	3166	549	(819)						(270)
2. Conversion of financial liabilities into equity	3167		4,267						4,267
3. Distribution of dividends	3168							(8,969)	(8,969)
4. Trading with own shares (net)	3169		222	197					419
5. Increases/ (reductions) for business combinations	3170								0
6. Other transactions with shareholders or owners	3172								0
III. Other changes in equity	3175	0	(250,330)	0	255,033	0	0	(8,194)	(3,491)
1. Share based payments	3176								0
2. Transfers between equity accounts	3177		(255,033)		255,033				0
3. Other variations	3178		4,703					(8,194)	(3,491)
Closing balance at 06/30/2013 (comparative period)	3180	99,681	2,069,077	(530)	(171,793)	0	6,948	311,770	2,315,153

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD) (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT PERIOD 06/30/2014	PREVIOUS PERIOD 06/30/2013
A)	**CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)**	1435	**(40,847)**	**35,360**
1.	**Profit (loss) before tax**	1405	**(40,356)**	**(29,314)**
2.	**Adjustments to profit (loss):**	1410	**87,771**	**122,461**
(+)	Depreciation and amortisation charge	1411	50,201	51,956
(+/-)	Other adjustments to income (nets)	1412	37,570	70,505
3.	**Changes in working capital**	1415	**(58,674)**	**(55,979)**
4.	**Other cash flows from operating activities:**	1420	**(29,588)**	**(1,808)**
(-)	Interest paid	1421		
(-)	Payments of dividends and remuneration on other equity instruments	1430		
(+)	Dividends received	1422		
(+)	Interest received	1423		
(+/-)	Income tax recovered/(paid)	1424	(22,936)	(38,160)
(+/-)	Other sums received/(paid) from operating activities	1425	(6,652)	36,352
B)	**CASH FLOWS FROM INVESTING ACTIVITIES (1+ 2+ 3)**	1460	**64,503**	**(71,975)**
1.	**Payments for investments:**	1440	**(35,945)**	**(39,970)**
(-)	Group companies, associates and business units	1441		(60)
(-)	Property, plant and equipment, intangible assets and investment properties	1442	(35,945)	(39,910)
(-)	Other financial assets	143		
(-)	Other assets	1444		
2.	**Proceeds from disposals:**	1450	**122,853**	**151**
(+)	Group companies, associates and business units	1451	121,322	
(+)	Property, plant and equipment, intangible assets and investment properties	1452	1,531	151
(+)	Other financial assets	1453		
(+)	Other assets	1454		
3.	**Other cash flows from investing activities:**	1455	**(22,405)**	**(32,156)**
(+)	Dividends received	1456	11	10
(+)	Interest received	1457		
(+/-)	Other sums received/(paid) from investing activities	1458	(22,416)	(32,166)
C)	**CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3+ 4)**	1490	**(95,267)**	**36,720**
1.	**Sums received /(paid) in respect of equity instruments:**	1470	**1,923**	**27**
(+)	Issues	1471	1,805	29
(-)	Redemption	1472	**(1,781)**	
(-)	Acquisition	1473		(2)
(+)	Disposal	1474	1,899	
2.	**Sums received /(paid) for financial liability instruments:**	1480	**(89,712)**	**96,881**
(+)	Issues	1481	61,521	116,765
(-)	Repayment and redemption	1482	(151,233)	(19,884)
3.	**Payments of dividends and remuneration on other equity instruments**	1485	**(2,957)**	**(3,146)**
4.	**Other cash flow from financing activities**	1486	**(4,521)**	**(57,042)**
(-)	Interest paid	1487	(13,734)	(30,516)
(+/-)	Other sums received/(paid) from financing activities	1488	9,213	(26,526)
D)	**EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES**	1492	**(6,569)**	**(9,243)**
E)	**NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)**	1495	**(78,180)**	**(9,138)**
F)	**CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD**	1499	**139,433**	**113,260**
G)	**CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)**	1500	**61,253**	**104,122**

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 06/30/2014	PREVIOUS PERIOD 06/30/2013
(+)	Cash and banks	1550	61,253	104,122
(+)	Other financial assets	1552		
(-)	*Less: Bank overdrafts repayable on demand*	1553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	1600	61,253	104,122

IV. SELECTED FINANCIAL INFORMATION
11. CHANGES IN THE COMPOSITION OF THE GROUP

Table 1

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED COMPANIES (CURRENT PERIOD)

Name of the entity (or of the business activity) acquired or merged	Category	Effective date of the operation (mm-dd-yyyy)	Cost (net) of the combination (a)+(b) (€ 000s)		% of voting rights acquired	% of total voting rights in entity after acquisition
			Amount (net) paid in acquisition + other costs directly	Fair value of equity instruments issued to acquire the entity (b)		
MULTIMEDIOS GLP CHILE SPA	DEPENDIENTE	05-02-14	514		50.00%	50.00%
MOLICEIRO COMUNICAÇASAO SOCIAL, S.A.	DEPENDIENTE	31-03-14	0		100.00%	100.00%
SOCIEDADE DE IMPRENSA RADIO PARALELA, LDA (SIRPA)	DEPENDIENTE	31-03-14	0		100.00%	100.00%
BETMEDIA SOLUCIONES,S.L.	ASOCIADA	07-04-14	80		25.00%	25.00%
ALFAGUARA GRUPO EDITORIAL, S.L.U.	DEPENDIENTE	13-05-14	4,450		100.00%	100.00%

Table 2

DECREASE IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER OPERACIONS OF A SIMILAR NATURE (CURRENT PERIOD)

Name of the entity (or of the business activity) sold, spun off or derecognized	Category	Effective date of the operation (mm-dd-yyyy)	% of voting rights disposed of or derecognized	% of total voting rights in entity after the disposal	Profit/(Loss) generated (€ 000s)
GESTIÓN DE MEDIOS DE PRENSA, S.A.	DEPENDIENTE	14-02-14	52.63%	0.00%	0
RADIO 30, S.A.	DEPENDIENTE	07-05-14	100.00%	0.00%	0
ALFAGUARA GRUPO EDITORIAL, S.L.U.	DEPENDIENTE	01-07-14	100.00%	0.00%	23,585

IV. SELECTED FINANCIAL INFORMATION

12. DIVIDENDS PAID

		PRESENT PERIOD			PREVIOUS PERIOD		
		% of Nominal	Euros per share (X.XX)	Amount (€ 000s)	% of Nominal	Euros per share (X.XX)	Amount (€ 000s)
Ordinary shares	2158				0.00	0.00	0
Rest of shares (non-voting, redeemable,etc.)	2159	138	0.14	77,064	175.00	0.18	5,478
Total dividends paid	2160	138	0.14	77,064	175.00	0.18	5,478
a) Interim dividends	2155				0.00	0.00	0
b) Dividends with a charge to reserves or share premium	2156			77,064	0.00	0.00	5,478
b) Non-cash dividends	2157				0.00	0.00	0

IV. SELECTED FINANCIAL INFORMATION

13. ISSUES, BUYBACKS OR REDEMPTIONS OF DEBT SECURITIES

Units: Thousands of euros

ISSUES CARRIED OUT BY THE ENTITY (AND/OR ITS GROUP)		PRESENT PERIOD				
		Initial outstanding balance 01/01/2013	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2013
Debt securities issued in a European Union Member State that have required registration of a prospectus	2191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	2192					
Other debt securities issued outside a European Union Member State	2193					
TOTAL	2200					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2012	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Debt securities issued in a European Union Member State that have required registration of a prospectus	4191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	4192					
Other debt securities issued outside a European Union Member State	4193					
TOTAL	4200					

GUARANTEED ISSUES		PRESENT PERIOD				
		Initial outstanding balance 01/01/2012	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2012
Issues or debt securties guaranteed by the group (amount guaranteed)	2195					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2011	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Issues or debt securities guaranteed by the group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRESENT PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	2061			2,006,478			
Debt securities	2062						
Derivatives	2063						
Other financial assets	2064				319,336	13	
Long-term/ non-current	2065	0	0	2,006,478	319,336	13	0
Equity instruments	2066						
Debt securities	2067						
Derivatives	2068						
Other financial assets	2069				223,359	120,556	
Short-term/ current	2070	0	0	0	223,359	120,556	0
INDIVIDUAL TOTAL	2075	0	0	2,006,478	542,695	120,569	0
Equity instruments	2161			1,119			
Debt securities	2162						
Derivatives	2163		0				
Other financial assets	2164			48	32,376	9,963	
Long-term/ non-current	2165	0	0	1,167	32,376	9,963	0
Equity instruments	2166			3,396			
Debt securities	2167						
Derivatives	2168		0				
Other financial assets	2169				12,777	121,834	
Short-term/ current	2170	0	0	3,396	12,777	121,834	
CONSOLIDATED TOTAL	2175	0	0	4,563	45,153	131,797	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRESENT PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	2076			2,998,372	
Debentures and other securities	2077				
Derivatives	2078		1,448		
Other financial liabilities	2079			121,389	
Long-term debts/ Non-current financial liabilities	2080	-1,282,368	1,448	3,119,761	
Bank borrowings	2081			45,277	
Debentures and other securities	2082	-846,929			
Derivatives	2083				
Other financial liabilities	2084			926,904	
Short-term debts/ Current financial liabilities	2085		0	972,181	
INDIVIDUAL TOTAL	2090		1,448	4,091,942	
Bank borrowings	2176			3,084,546	
Debentures and other securities	2177				
Derivatives	2178		1,904		
Other financial liabilities	2179			105,078	
Long-term debts/ Non-current financial liabilities	2180		1,904	3,189,624	
Bank borrowings	2181			220,449	
Debentures and other securities	2182				
Derivatives	2183		0		
Other financial liabilities	2184			14,317	
Short-term debts/ Current financial liabilities	2185	0	0	234,766	0
CONSOLIDATED TOTAL	2190	0	1,904	3,424,390	0

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PREVIOUS PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	5061			3,656,813			
Debt securities	5062						
Derivatives	5063						
Other financial assets	5064			0	304,690	13	
Long-term/ non-current	5065			3,656,813	304,690	13	
Equity instruments	5066						
Debt securities	5067						
Derivatives	5068						
Other financial assets	5069				440,920		
Short-term/ current	5070			0	440,920	0	
INDIVIDUAL TOTAL	5075			3,656,813	745,610	13	
Equity instruments	5161			842			
Debt securities	5162						
Derivatives	5163		0				
Other financial assets	5164			59	40,639	11,249	
Long-term/ non-current	5165	0	0	901	40,639	11,249	0
Equity instruments	5166			2,077			
Debt securities	5167						
Derivatives	5168		0				
Other financial assets	5169				135,719	5,115	
Short-term/ current	5170	0	0	2,077	135,719	5,115	
CONSOLIDATED TOTAL	5175			2,978	176,358	16,364	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PREVIOUS PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	5076			3,103,442	
Debentures and other securities	5077				
Derivatives	5078		1,829		
Other financial liabilities	5079			58,898	
Long-term debts/ Non-current financial liabilities	5080		1,829	3,162,340	
Bank borrowings	5081			31,523	
Debentures and other securities	5082				
Derivatives	5083		41,575		
Other financial liabilities	5084			1,100,718	
Short-term debts/ Current financial liabilities	5085		41,575	1,132,241	
INDIVIDUAL TOTAL	5090		43,404	4,294,581	
Bank borrowings	5176			3,238,855	
Debentures and other securities	5177				
Derivatives	5178		1,829		
Other financial liabilities	5179			104,980	
Long-term debts/ Non-current financial liabilities	5180		1,829	3,343,835	
Bank borrowings	5181			162,227	
Debentures and other securities	5182				
Derivatives	5183		41,575		
Other financial liabilities	5184			4,606	
Short-term debts/ Current financial liabilities	5185	0	41,575	166,833	0
CONSOLIDATED TOTAL	5190	0	43,404	3,510,668	0

IV. SELECTED FINANCIAL INFORMATION
15. SEGMENT REPORTING

Units: Thousands of euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net turnover by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
Internal market	2210	11,039	27,860	254,368	287,290
Export:	2215			399,827	441,362
a) European Union	2216			87,601	84,322
b) OECD countries	2217			61,490	70,426
c) All other countries	2218			250,736	286,614
TOTAL	2220	11,039	27,860	654,195	728,652

Table 2:

SEGMENTS		Ordinary revenues CONSOLIDATED					
		Ordinary revenues from external customers		Ordinary revenues between segments		Total ordinary revenues	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2221	88,051	86,193	906	1,162	88,957	87,355
EDUCATION	2222	323,136	349,834	1,287	523	324,423	350,357
RADIO	2223	140,465	150,872	3,428	4,464	143,893	155,336
PRESS	2224	113,939	126,903	18,461	9,596	132,400	136,499
OTHER	2225	22,411	27,074	(8,153)	3,710	14,258	30,784
	2226						
	2227						
	2228						
	2229						
	2230						
Adjustments and eliminations of ordinary revenues between segment	2231			(15,929)	(19,455)	(15,929)	(19,455)
TOTAL	2235	688,002	740,876	0	0	688,002	740,876

Table 3:

SEGMENTS		Profit (loss) CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2250	7,093	5,452
EDUCATION	2251	(1,139)	10,846
RADIO	2252	7,176	4,854
PRESS	2253	(12,359)	270
OTHER	2254	(2,216,626)	(194,679)
	2255		
	2256		
	2257		
	2258		
	2259		
Total profit (loss) of reported segments	2260	(2,215,855)	(173,257)
(+/-) Unallocated profit (loss)	2261		
(+/-) Elimination of internal profit/loss (inter-segment)	2262	47,302	(88,044)
(+/-) Other profit (loss)	2263		
(+/-) Income tax and/or profit (loss) from discontinued operations	2264	2,128,197	231,987
PROFIT BEFORE TAX	2270	(40,356)	(29,314)

IV. SELECTED FINANCIAL INFORMATION
15. AVERAGE WORKFORCE

		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AVERAGE WORKFORCE	2295	104	96	10,876	11,504
Men	2296	46	44	5,816	6,019
Women	2297	58	52	5,060	5,485

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

DIRECTORS:

Remuneration component:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Fixed salary	2310	1,064	1,034
Variable remuneration	2311	1,062	2,703
Per diems	2312	265	255
Directors' fees	2313	639	791
Transactions with shares and/or other financial instruments	2314	199	0
Other	2315		142
TOTAL	2320	3,229	4,925

Other benefits:

Advances	2326		50
Loans granted	2327		
Pension funds and plans: Contributions	2328		
Pension funds and plans: Liabilities assumed	2329		
Life insurance premiums	2330	8	
Guarantees establish for Director obligations	2331		

EXECUTIVES:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Total remuneration received by executives	2325	2,438	3,283

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (1/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS

EXPENSES AND REVENUES:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
		PRESENT PERIOD				
1) Finance costs	2340					0
2) Management or collaboration contracts	2341					0
3) Transfers of R&D and licensing agreements	2342					0
4) Leases	2343					0
5) Services received	2344			2,293		2,293
6) Purchase of goods (finished or unfinished)	2345					0
7) Valuation adjustments for uncollectible or doubtful debts	2346					0
8) Losses on retirement or disposal of assets	2347					0
9) Other expenses	2348		5,667	60		5,727
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	2350	0	5,667	2,353	0	8,020
10) Finance income	2351			57		57
11) Management or collaboration contracts	2352					0
12) Transfers of R&D and licensing agreements	2353					0
13) Dividends received	2354					0
14) Leases	2355					0
15) Services provided	2356			13,117		13,117
16) Sale of goods (finished or unfinished)	2357					0
17) Gains on retirement or disposal of assets	2358					0
18) Other revenues	2359			215		215
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	2360	0	0	13,389	0	13,389

OTHER TRANSACTIONS:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
		PRESENT PERIOD				
Purchase of tangible, intangible or other assets	2371					0
Financing agreements: credit facilities and contributions of capital (lender)	2372			24,303		24,303
Finance lease agreements (lessor)	2373					0
Repayment or cancellation of loans and lease agreements (lessor)	2377					0
Sale of tangible, intangible or other assets	2374					0
Financing agreements:loans and contributions of capital (borrower)	2375					0
Finance lease agreements (lessee)	2376					0
Repayment or cancellation of loans and lease agreements (lessee)	2378					0
Guarantees and deposits established	2381			6,459		6,459
Guarantees and deposits received	2382					0
Commitments acquired	2383					0
Commitments/Guarantees cancelled	2384					0
Dividends and other porfits distributed	2386					0
Other operations	2385					0

IV. SELECTED FINANCIAL INFORMATION

18. RELATED PARTIES TRANSACTIONS (2/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS

EXPENSES AND REVENUES:		PREVIOUS PERIOD Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	6340					0
2) Management or collaboration contracts	6341					0
3) Transfers of R&D and licensing agreements	6342					0
4) Leases	6343					0
5) Services received	6344		1,309	9,727		11,036
6) Purchase of goods (finished or unfinished)	6345					0
7) Valuation adjustments for uncollectible or doubtful debts	6346					0
8) Losses on retirement or disposal of assets	6347					0
9) Other expenses	6348		8,208	1,478		9,686
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	6350	0	9,517	11,205	0	20,722
10) Finance revenues	6351			55		55
11) Management or collaboration contracts	6352					0
12) Transfers of R&D and licensing agreements	6353					0
13) Dividends received	6354			3,935		3,935
14) Leases	6355					0
15) Services provided	6356			54,240		54,240
16) Sale of goods (finished or unfinished)	6357					0
17) Gains on retirement or disposal of assets	6358					0
18) Other revenues	6359			5,421		5,421
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	6360	0	0	63,651	0	63,651

OTHER TRANSACTIONS:		PREVIOUS PERIOD Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	6371					0
Financing agreements: credit facilities and contributions of capital (lender)	6372			21,363		21,363
Finance lease agreements (lessor)	6373					0
Repayment or cancellation of loans and lease agreements (lessor)	6377					0
Sale of tangible, intangible or other assets	6374					0
Financing agreements:loans and contributions of capital (borrower)	6375					0
Finance lease agreements (lessee)	6376					0
Repayment or cancellation of loans and lease agreements (lessee)	6378					0
Guarantees and deposits established	6381			12,794		12,794
Guarantees and deposits received	6382					0
Commitments acquired	6383					0
Commitments/Guarantees cancelled	6384					0
Dividends and other porfits distributed	6386					0
Other operations	6385					0